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Filed pursuant to Rule 424(b)(3)
Registration No. 333-109988

PROSPECTUS SUPPLEMENT
(To Prospectus Dated December 18, 2003)

6,000,000 Shares

Class A Common Stock

        The selling security holder identified in this prospectus supplement is offering 6,000,000 shares of our Class A common stock. We will not receive any proceeds from the selling security holder's sale of these securities.

        Our Class A common stock is listed on the Nasdaq National Market under the symbol "NXTP." On August 3, 2004, the last reported sale price of our Class A common stock was $15.74.

        As a prospective purchaser of these securities, you should carefully consider the discussion of "Supplemental Risk Factors" that begins on page S-10 of this prospectus supplement and the discussion of "Risk Factors" that begins on page 9 of the accompanying base prospectus.

PRICE $15.45 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Security Holder
Per Share	$15.45	$0.19	$15.26
Total	$92,700,000	$1,140,000	$91,560,000

        Neither the Securities and Exchange Commission nor any state securities commission has approved the Class A common stock to be distributed under this prospectus supplement and the accompanying base prospectus, nor have any of these organizations determined that this prospectus supplement or the accompanying base prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        Wachovia Capital Markets, LLC expects to deliver the shares to purchasers on August 9, 2004.

WACHOVIA SECURITIES

The date of this prospectus supplement is August 4, 2004

Prospectus Supplement

Base Prospectus

        As used in this prospectus supplement, "Nextel Partners," "company," "we," "our," "ours" and "us" refer to Nextel Partners, Inc., except where the context otherwise requires or as otherwise indicated. This prospectus supplement and the accompanying base prospectus incorporate important business and financial information about us that is not included in or delivered with this prospectus supplement or the accompanying base prospectus. You may obtain documents that we filed with the Securities and Exchange Commission and incorporated by reference into this prospectus supplement and the accompanying base prospectus by requesting the documents, in writing or by telephone, from the Securities and Exchange Commission or from:

Nextel Partners, Inc.
4500 Carillon Point
Kirkland, Washington 98033
Attention: Investor Relations
Telephone: (425) 576-3600

See "Where You Can Find More Information" in the accompanying base prospectus.

        We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus supplement and the accompanying base prospectus do not offer to sell or buy any securities in any jurisdiction in which it is unlawful to do so. The information in this prospectus supplement is current as of the date on the cover of this prospectus supplement.

        "Nextel", "Nextel Direct Connect" and "Nextel Online Services" are trademarks or service marks of Nextel Communications, Inc. "Motorola" and "iDEN" are trademarks or service marks of Motorola, Inc.

Summary

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. If information varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

        The following summary highlights information that we present more fully elsewhere in this prospectus supplement, the accompanying base prospectus or incorporated by reference herein or therein. You should read this entire prospectus supplement, the accompanying base prospectus and each of the incorporated documents carefully.

Nextel Partners

Overview

        We provide fully integrated, wireless digital communications services using the Nextel® brand name in mid-sized and rural markets throughout the United States. We offer four distinct wireless services in a single wireless handset. These services include Nationwide Direct Connectsm, cellular voice, short messaging and cellular Internet access, which provides users with wireless access to the Internet and an organization's internal databases as well as other applications, including e-mail. We hold licenses for wireless frequencies in markets where over 53 million people, or Pops, live and work. We have constructed and operate a digital mobile network compatible with the digital mobile network constructed and operated by Nextel in targeted portions of these markets, including 13 of the top 100 metropolitan statistical areas and 56 of the top 200 metropolitan statistical areas in the United States ranked by population. Our combined Nextel Digital Wireless Network constitutes one of the largest fully integrated digital wireless communications systems in the United States, currently covering 294 of the top 300 metropolitan statistical areas in the United States. As of March 31, 2004, our portion of the Nextel Digital Wireless Network covered approximately 38 million Pops and we had approximately 1,322,000 digital handsets in service in our markets.

        Our relationship with Nextel was created to accelerate the build-out and expand the reach of the Nextel Digital Wireless Network. In January 1999, we entered into a joint venture agreement with Nextel WIP. Nextel, through Nextel WIP, contributed to us cash and licenses for wireless frequencies and granted us the exclusive right to use the Nextel brand name in exchange for ownership in us and our commitment to build out our compatible digital wireless network in selected markets and corridors, in most cases adjacent to operating Nextel markets. As of March 31, 2004, Nextel WIP owned 30.1% of our outstanding common stock and was our largest stockholder. By the end of 2002, we had successfully built all of the markets we were initially required to build under our 1999 agreement with Nextel. Since 1999 we have exercised options to expand our network into additional markets. By June 2003, we had completed the construction of all of these additional markets. Through our affiliation with Nextel our customers have seamless nationwide coverage on the entire Nextel Digital Wireless Network.

        Our senior management team has substantial operating experience, with most members averaging over 16 years in the telecommunications industry. Most members of senior management have significant experience working at AT&T Wireless, McCaw Cellular and/or Nextel. Key stockholders, in addition to Nextel WIP, include Madison Dearborn Capital Partners II, L.P. ("Madison Dearborn Partners"), Cascade Investments, LLC, an investment company controlled by William H. Gates III ("Cascade Investments"), Motorola Inc. ("Motorola") and Eagle River Investments, LLC, an investment company controlled by Craig M. McCaw ("Eagle River").

        We offer a package of wireless voice and data services under the Nextel brand name targeted primarily to business users. We currently offer the following four services, which are fully integrated and accessible through a single wireless handset:

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  digital cellular, including advanced calling features such as speakerphone, conference calling, voicemail, call forwarding and additional line service;

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  Direct Connect service, the digital walkie-talkie service that allows customers to instantly connect with business associates, family and friends without placing a phone call;

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  short messaging, the service that utilizes the Internet to keep customers connected to clients, colleagues and family with text, numeric and two-way messaging; and

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  Nextel Online® services, which provide customers with Internet-ready handsets access to the World Wide Web and web-based applications such as e-mail, address books, calendars and advanced Java™ enabled business applications.

Strategy

        Provide Differentiated Package of Wireless Services.    Along with Nextel, we offer fully integrated, wireless communications services—Nationwide Direct Connect, digital cellular, short messaging and Nextel Online—all in a single wireless device with no roaming charges nationwide. We believe this "four-in-one" offering is particularly attractive to business users. We further believe that for customers who desire multiple wireless services, the convenience of combining multiple wireless communications options in a single handset for a single package price with a single billing statement is an important feature that helps distinguish us from many of our competitors. Our Direct Connect service has an over ten-year history of delivering virtually instantaneous communication and is available to over 14 million Nextel and Nextel Partners customers.

        Deliver Unparalleled Customer Service.    In addition to providing our four-in-one service offering, our goal is to differentiate ourselves by delivering the highest quality customer service in the industry, including low rates of dropped and blocked calls. In 2003, a significant part of our employees' bonus was tied to achieving a targeted level of customer satisfaction as measured in monthly surveys conducted by an outside vendor. We believe that this monetary bonus helped focus our entire company on achieving our customer service business objective, and we intend to provide a similar incentive to our employees in 2004. To further underscore the importance of customer service and to keep pace with our growing customer base, we broke ground on a 30,000 square-foot expansion of our existing customer call center in Panama City Beach, Florida in January 2004. We anticipate the expansion of our facility will be completed and operational during third quarter 2004. The customer care center in Florida and the customer care center in Las Vegas, Nevada work in tandem to provide seamless customer support and ensure operating efficiencies.

        Target Business Customers.    We focus on business customers, particularly those customers who employ a mobile workforce. We have initially concentrated our sales efforts on a number of distinct groups of mobile workers, including personnel in the transportation, delivery, real property and facilities management, construction and building trades, landscaping, government, public safety and other service sectors. We have developed disciplined sales training procedures and strategies that are specifically tailored to a business-to-business sales process as opposed to the widespread retail sales strategies used by many of our competitors. In addition, we, along with Nextel, work with third-party vendors to develop unique data applications for our business customers. We expect to gradually expand our target customer groups to include additional industry groups. We believe this focus on business customers has resulted in higher monthly average revenue per unit, or ARPU, and lower average monthly service cancellations than industry averages. Our ARPU for the quarter ended March 31, 2004 was $67 (or $76, including roaming revenues received from Nextel) compared to an industry average of approximately $50 as of December 31, 2003. In addition, the average monthly rate at which our customers canceled service with us, or "churn," was approximately 1.5% for the first quarter of 2004 compared to an industry average of over 2% for 2003. Our ARPU and churn rate equate to lifetime revenue per subscriber, or LRS, of approximately $4,467 for the first quarter of 2004, which we believe is one of the highest in the industry. See "—Reconciliations of Non-GAAP Financial Measures (Unaudited)" for more information regarding our use of ARPU and LRS as non-GAAP financial measures.

        Maintain a Robust, Reliable Network.    Our objective is to maintain a robust and reliable digital wireless network in our markets that covers all key population areas in those markets and operates seamlessly with Nextel's network. We have constructed our portion of the Nextel Digital Wireless Network using the same Motorola-developed iDEN technology used by Nextel. As required, we built and now operate our portion of the Nextel Digital Wireless Network in accordance with Nextel's standards, which enables both companies to achieve a consistent level of service throughout the United States. Our customers have access to digital quality and advanced features whether they are using our or Nextel's portion of the Nextel Digital Wireless Network. This contrasts with the hybrid analog/digital networks of cellular competitors, which do not support all features in the analog-only portions of their networks.

        Maintain Effective Pricing Strategy with Focus on Mid-Sized and Tertiary Markets.    We operate in mid-sized and tertiary markets, which we believe have demographics similar to markets served by Nextel. We believe our targeted customer base in these markets has historically been underserved and thus finds our differentiated service offering very attractive. We believe our focus on high quality, underserved customers, coupled with our differentiated service offering, helps allow us to rapidly increase penetration within our targeted customer base while maintaining an effective pricing strategy.

Recent Developments

        During the second quarter of 2004, we accepted for repurchase $355.8 million principal amount at maturity of our 11% senior notes due 2010 through a cash tender offer. In conjunction with the transaction, we refinanced our existing $375 million tranche B term loan and increased our credit facility by $325 million, and also issued $25.0 million (principal amount at maturity) of 8 1/8% senior notes due 2011.

        On July 8, 2004, the Federal Communications Commission ("FCC") adopted a reconfiguration plan with respect to the public safety spectrum in the 800 MHz band, pursuant to which we and Nextel would be permitted to reconfigure certain of our spectrum ranges and relocate existing licensees in those ranges. The FCC has not yet released its order with respect to the reconfiguration plan, and it is therefore uncertain how the plan will affect us or the costs that might be involved, although we do not expect any resulting costs to have an adverse impact on our financial condition.

        On July 28, 2004, we reported Adjusted EBITDA of $89.4 million for the quarter ended June 30, 2004, which represents a 157% increase over the quarter ended June 30, 2003. Net cash from operating activities in the second quarter of 2004 was $43.0 million, a $59.4 million increase over the prior year's second quarter. Service revenues grew 38% over the second quarter of 2003 to $312.2 million in the second quarter of 2004, and we added 92,000 subscribers to end the period with 1,414,000 digital subscribers, representing 34% subscriber growth over the past year. Net loss attributable to common stockholders in the second quarter of 2004 was $19.4 million, or $0.07 per share. Second quarter net loss included an expense of $53.4 million, or $0.20 per share, from the early retirement of debt which was partially offset by a deferred tax benefit of $8.6 million, or $0.03 per share. ARPU increased $2 over the second quarter of 2003 to approximately $68 in the second quarter of 2004. Inclusive of roaming revenues, ARPU was approximately $77 for the period. Average monthly churn rate improved to 1.4% in the second quarter of 2004. The continued improvement in both ARPU and churn relative to prior year periods resulted in LRS of $4,857 in the second quarter of 2004. See "—Reconciliations of Non-GAAP Financial Measures (Unaudited)" for more information regarding our use of Adjusted EBITDA, ARPU and LRS as non-GAAP financial measures.

Reconciliations of Non-GAAP Financial Measures (Unaudited)

        The information presented in this prospectus supplement includes financial information prepared in accordance with GAAP, as well as other financial measures that may be considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. As described more fully below, management believes these non-GAAP measures provide meaningful additional information about our performance and our ability to service our long-term debt and other fixed obligations and to fund our continued growth. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with GAAP.

Adjusted EBITDA

        The term "EBITDA" refers to a financial measure that is defined as earnings (loss) before interest, taxes, depreciation and amortization; we use the term "Adjusted EBITDA" to reflect that our financial measure also excludes cumulative effect of change in accounting principle, loss from disposal of assets, loss from early extinguishment of debt and stock-based compensation. Adjusted EBITDA is commonly used to analyze companies on the basis of leverage and liquidity. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash from operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

	Year Ended December 31,					Three Months Ended March 31,		Three Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004	2003	2004
	(unaudited) (in thousands)
Net cash from operating activities (as reported on Consolidated Statements of Cash Flows)	$(66)	$(116,028)	$(153,894)	$(116,469)	$87,154	$(4,338)	$37,808	$(16,321)	$43,038
Adjustments to reconcile to Adjusted EBITDA:
Cash paid interest expense, net of amounts capitalized	17,302	43,176	70,138	98,777	103,485	21,585	42,774	29,774	27,277
Interest income	(24,585)	(63,132)	(32,473)	(7,091)	(2,811)	(801)	(677)	(481)	(302)
Change in working capital	(24,342)	42,232	31,353	27,407	(3,990)	9,545	(5,833)	21,738	19,342

Adjusted EBITDA	$(31,691)	$(93,752)	$(84,876)	$2,624	$183,838	$25,991	$74,072	$34,710	$89,355

ARPU—Average Revenue per Unit

        ARPU is an industry term that measures total service revenues per month from our subscribers divided by the average number of subscribers in commercial service during the period. ARPU itself is not a measurement determined under GAAP in the United States of America and may not be similar to ARPU measures of other companies; however, ARPU uses GAAP measures as the basis for calculation. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offering and our performance in attracting high value customers. The following schedule reflects the ARPU calculation and provides a reconciliation of service revenues used for the ARPU calculation to service revenues reported on our Consolidated Statements of Operations, which we believe is the most directly comparable GAAP measure to the service revenues measure used for the ARPU calculation:

	Year Ended December 31,					Three Months Ended March 31,		Three Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004	2003	2004
	(in thousands, except ARPU)
ARPU (without roaming revenues)
Service revenues	$28,136	$130,125	$363,573	$646,169	$964,386	$200,542	$287,262	$226,507	$312,232
Adjust: activation fees deferred and recognized for SAB No. 101	—	1,355	2,398	3,197	(1,006)	622	(1,039)	574	(985)
Add: activation fees reclassified for EITF No. 00-21(1)	—	—	—	—	4,256	—	2,181	—	2,955
Less: roaming and other revenues	(8,545)	(25,671)	(58,545)	(80,452)	(115,893)	(22,949)	(33,964)	(26,917)	(37,702)

Service revenues for ARPU	$19,591	$105,809	$307,426	$568,914	$851,743	$178,215	$254,440	$200,164	$276,500

Average units (subscribers)	25	123	360	694	1,051	921	1,271	1,005	1,364

ARPU	$66	$71	$71	$68	$68	$65	$67	$66	$68

	Year Ended December 31,					Three Months Ended March 31,		Three Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004	2003	2004
	(in thousands, except ARPU)
ARPU (including roaming revenues)
Service revenues	$28,136	$130,125	$363,573	$646,169	$964,386	$200,542	$287,262	$226,507	$312,232
Adjust: activation fees deferred and recognized for SAB No. 101	—	1,355	2,398	3,197	(1,006)	622	(1,039)	574	(985)
Add: activation fees reclassified for EITF No. 00-21(1)	—	—	—	—	4,256	—	2,181	—	2,955
Less: other revenues	(9)	(986)	(458)	(981)	—	—	(177)	—	(913)

Service plus roaming revenues for ARPU	$28,127	$130,494	$365,513	$648,385	$967,636	$201,164	$288,227	$227,081	$313,289

Average units (subscribers)	25	123	360	694	1,051	921	1,271	1,005	1,364

ARPU, including roaming revenues	$94	$88	$85	$78	$77	$73	$76	$75	$77

(1)
On July 1, 2003, we adopted EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," and elected to apply the provisions prospectively to our existing customer arrangements. Subsequent to that date, each month we recognize the activation fees, phone equipment revenues and equipment costs that had been previously deferred in accordance with Staff Accounting Bulletin, or SAB, No. 101. Under the provisions of SAB No. 101, "Revenue Recognition in Financial Statements," we accounted for the sale of our phone equipment and the subsequent service to the customer as a single unit of accounting due to the fact that our wireless service is essential to the functionality of our phones. Accordingly, we recognized revenues from the phone equipment sales and an equal amount of the cost of phone equipment revenues over the expected customer relationship period when title to the phone passed to the customer. Under EITF Issue No. 00-21, we are no longer required to consider whether a customer is able to realize utility from the phone in the absence of the undelivered service. Given that we meet the criteria stipulated in EITF Issue No. 00-21, we account for the sale of a phone as a unit of accounting separate from the subsequent service to the customer. Accordingly, we recognize revenues from phone equipment sales and the related cost of phone equipment revenues when title to the phone equipment passes to the customer for all arrangements entered into beginning in the third quarter of 2003. In December 2003, the SEC staff issued SAB No. 104, "Revenue Recognition in Financial Statements," which updated SAB No. 101 to reflect the impact of the issuance of EITF No. 00-21.

LRS—Lifetime revenue per subscriber

        LRS is an industry term calculated by dividing ARPU (see above) by the subscriber churn rate. The subscriber churn rate is an indicator of subscriber retention and represents the monthly percentage of the subscriber base that disconnects from service. Subscriber churn is calculated by dividing the number of handsets disconnected from commercial service during the period by the average number of handsets in commercial service during the period. LRS itself is not a measurement determined under GAAP in the United States of America and may not be similar to LRS measures of other companies; however, LRS uses GAAP measures as the basis for calculation. We believe that LRS is an indicator of the expected lifetime revenue of our average subscriber, assuming that churn and ARPU remain constant as indicated. We also believe that this measure, like ARPU, provides useful information concerning the appeal of our rate plans and service offering and our performance in attracting and retaining high value customers. The following schedule reflects the LRS calculation:

	Year Ended December 31,				Three Months Ended March 31,		Three Months Ended June 30,
	2000	2001	2002	2003	2003	2004	2004
	(in thousands, except ARPU)
ARPU	$71	$71	$68	$68	$65	$67	$68
Divided by: churn %	1.7%	1.6%	1.6%	1.6%	1.7%	1.5%	1.4%

Lifetime revenue per subscriber	$4,176	$4,438	$4,250	$4,250	$3,824	$4,467	4,857

        We did not calculate or report subscriber churn rate or LRS for the year ended December 31, 1999.

Corporate Information

        We were incorporated in the State of Delaware in July 1998. Our principal executive offices are located at 4500 Carillon Point, Kirkland, Washington 98033. Our telephone number is 425-576-3600.

The Offering

Class A common stock offered by the selling security holder	6,000,000 shares.
Class A common stock to be outstanding after this offering	184,629,733 shares.
Total common stock to be outstanding after this offering	263,685,961 shares.
Use of proceeds	We will not receive any of the proceeds from the sale of shares of Class A common stock sold in this offering by the selling security holder. See "Use of Proceeds."
Dividend policy	We have never paid cash dividends on any of our capital stock, including our Class A common stock. We currently intend to retain any future earnings to fund the development and growth of our business.
Risk factors
See "Supplemental Risk Factors" beginning on page S-10 of this prospectus supplement and "Risk Factors" beginning on page 9 of the accompanying base prospectus and other information included in this prospectus supplement and accompanying base prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A common stock.
Nasdaq National Market symbol	NXTP.

        The figures above are based on 184,629,733 shares of Class A common stock and 79,056,228 shares of Class B common stock outstanding as of June 30, 2004 and assume no exercise of outstanding options since that date. The number of shares of common stock estimated to be outstanding after this offering excludes shares of Class A common stock reserved for issuance under our stock option plan, of which 22,947,227 shares were subject to outstanding options at a weighted average exercise price of $9.32 per share as of June 30, 2004, and an additional 32,872,585 shares of Class A common stock issuable upon conversion of our convertible senior notes that have been issued to date.

SUPPLEMENTAL RISK FACTORS

        You should carefully consider the risks described below and in the accompanying base prospectus before making an investment decision. The risks described below and in the accompanying base prospectus are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

        Our business, financial condition or results of operations could be materially adversely affected by any of these risk or the risks described in the accompanying base prospectus. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

        This prospectus supplement and the accompanying base prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and in the accompanying base prospectus and elsewhere in this prospectus supplement and the accompanying base prospectus.

Our stock price has been and is likely to continue to be volatile and could decline substantially.

        The market price of our Class A common stock has been volatile in the past and is likely to continue to be volatile and could be subject to wide fluctuations and could decline substantially in response to factors such as the following, some of which are beyond our control:

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  quarterly variations in our or Nextel's operating results;

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  variations in our or Nextel's operating results from the expectations of securities analysts and investors;

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  changes in expectations as to our or Nextel's future financial performance, including financial estimates by securities analysts and investors;

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  changes in laws and regulations affecting the telecommunications industry;

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  announcements of significant claims or proceedings against us;

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  changes in market valuations of Nextel or other telecommunications companies;

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  announcements of technological innovations or new services by us, Nextel or our competitors;

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  announcements by us, Nextel or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

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  additions or departures of key personnel;

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  adverse changes in general market conditions or economic trends;

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  future sales of our Class A common stock or securities convertible into Class A common stock; and

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  trading volume fluctuations.

        In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

Sales of large amounts of our Class A common stock, or the perception that such sales could occur, may adversely affect the market price of our Class A common stock.

        Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that such sales could occur, following this offering could adversely affect the market price of our Class A common stock. As of June 30, 2004, we had 184,629,733 shares of Class A common stock outstanding, and 263,685,961 shares of Class A and Class B common stock outstanding. In addition, as of June 30, 2004, 22,947,227 shares of Class A common stock were issuable upon exercise of outstanding stock options and an additional 32,872,585 shares of Class A common stock were reserved for issuance upon the conversion of currently outstanding senior convertible notes issued in private placements in 2003.

Section 382 of the Internal Revenue Code of 1986, as amended, may impose a limitation on our use of our consolidated net operating loss carryforwards for federal income tax purposes.

        At December 31, 2003, we had approximately $1.4 billion of consolidated net operating loss (NOL) carryforwards for federal income tax purposes expiring from 2019 through 2023, based on actual tax returns filed through 2002 and estimates prepared for the year ended December 31, 2003. Under Section 382 of the Internal Revenue Code of 1986, as amended, the availability of NOL carryforwards may be subject to limitation if it should be determined that there has been a change in ownership of more than 50% of our stock within the three-year period ending on the date of such change in ownership. We do not believe the sale of Class A common stock pursuant to this offering will result in such an ownership change for purposes of Section 382. There can, however, be no assurance that Section 382 will not apply to impose a limitation on our use of our NOL carryforwards to offset future taxable income.

We may not be able to meet a December 31, 2005 FCC deadline with respect to A-GPS handset subscriber penetration, in which event the FCC could impose fines or take other regulatory action that could have an adverse effect on our business.

        On August 2, 2004, we filed our required Phase I and Phase II E911 Quarterly Report with the FCC which sets forth our compliance with the FCC's mandates regarding the sale of A-GPS capable handsets. A-GPS capable handsets are used to locate customers placing emergency 911-telephone calls. The FCC currently requires that by December 31, 2005, 95% of our subscriber base must use A-GPS capable handsets. In our quarterly FCC report, we notified the FCC that we do not project that we can meet the FCC's December 31, 2005 benchmark of 95% A-GPS handset penetration. If we are not able to achieve this benchmark or obtain a waiver or postponement of this benchmark, the FCC could impose fines or take other regulatory action that could have an adverse effect on our business.

FORWARD-LOOKING STATEMENTS

        Some statements and information contained in this prospectus supplement, the accompany base prospectus or incorporated herein or therein by reference are not historical facts, but are forward-looking statements. They can be identified by the use of forward-looking words such as "believes," "expects," "plans," "may," "will," "would," "could," "should" or "anticipates" or other comparable words, or by discussions of strategy, plans or goals that involve risks and uncertainties that could cause actual results to differ materially from those currently anticipated. You are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including those set forth in "Supplemental Risk Factors" in this prospectus supplement, in "Risk Factors" in the accompanying base prospectus and as described from time to time in our reports filed with the Securities and Exchange Commission. Forward-looking statements include, but are not limited to, statements with respect to the following:

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  our business plan, its advantages and our strategy for implementing our plan;

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  the characteristics of the geographic areas and occupational markets that we are targeting in our portion of the Nextel Digital Wireless Network;

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  the implementation and performance of the technology being deployed or to be deployed in our various markets, including the expected 6:1 voice coder software upgrade being developed by Motorola and technologies to be implemented in connection with the completed launch of Nationwide Direct Connect capability;

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  our ability to attract and retain customers;

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  our anticipated capital expenditures, funding requirements and contractual obligations, including our ability to access sufficient debt or equity capital to meet operating and financing needs;

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  the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet our service deployment, marketing plans and customer demand;

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  the ability to achieve and maintain market penetration and average subscriber revenue levels;

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  the development and availability of new handsets with expanded applications and features, and market acceptance of such handsets and service offerings;

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  the availability and cost of acquiring additional spectrum;

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  the quality and price of similar or comparable wireless communications services offered or to be offered by our competitors, including providers of PCS and cellular services;

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  future legislation or regulatory actions relating to specialized mobile radio services, other wireless communications services or telecommunications services generally;

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  delivery and successful implementation of any new technologies deployed in connection with any future enhanced iDEN or next generation or other advanced services we may offer; and

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  the costs of compliance with regulatory mandates, particularly the requirement to deploy location-based 911 capabilities and wireless number portability.

USE OF PROCEEDS

        We will not receive any proceeds from the sale by the selling security holder of its shares of Class A common stock.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2004:

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  on an actual basis; and

  •
  on an as adjusted basis to show the effect of our receipt of the proceeds from the private placement of $25.0 million (principal amount at maturity) of our 8 1/8% senior notes due 2011 and the net proceeds of our new tranche C term loan (after giving effect to the refinancing of our existing $375.0 million tranche B term loan described herein), our use of available cash, and the tender of approximately $352.5 million (principal amount at maturity) of our outstanding 11% senior notes due 2010 pursuant to our recent tender offer.

        You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying base prospectus.

	As of March 31, 2004
	Actual	As Adjusted
	(unaudited) (dollars in thousands)
Cash and cash equivalents and short-term investments	$262,115	$200,486

Debt:
Credit facility (non-current portion)	$375,000	$700,000
11% senior notes due 2010	356,950	—
12 1/2% senior discount notes due 2009	138,572	138,572
1 1/2% convertible senior notes due 2008	300,000	300,000
8 1/8% senior notes due 2011 (June 2003)	450,000	450,000
8 1/8% senior notes due 2011 (May 2004)	—	25,000
Capital lease obligations	20,125	20,125

Total non-current portion of long-term debt	1,640,647	1,633,697

Stockholders' equity (deficit):
Class A common stock and additional paid-in capital	1,019,181	1,019,181
Class B common stock and additional paid-in capital	163,312	163,312
Deferred compensation	(1,124)	(1,124)
Accumulated deficit	(1,185,989)	(1,241,979)

Total stockholders' equity (deficit)	(4,620)	(60,610)

Total capitalization	$1,636,027	$1,573,087

SELLING SECURITY HOLDER

        The table below sets forth, as of June 30, 2004, the ownership of common stock by the selling security holder. We issued the shares of Class A common stock to the selling security holder in a private placement in January 1999. Unless set forth below, the selling security holder has not had within the past three years any material relationship with us or any of our affiliates.

Name	Number of Shares of Class A Common Stock Before Offering	Number of Shares of Class A Common Stock After Offering	Percent Before Offering(1)	Percent After Offering(1)
Madison Dearborn Capital Partners II, L.P.(2)	18,349,179	12,349,179	7.0%	4.7%

*
Less than 1%.

(1)
Calculated based on 263,685,961 shares of common stock (including 184,629,733 shares of Class A common stock and 79,056,228 shares of Class B common stock) outstanding as of June 30, 2004.

(2)
One of our directors, James N. Perry, Jr. was elected to our board of directors as the designee of Madison Dearborn Partners pursuant to the terms of our amended and restated shareholders' agreement. Mr. Perry is currently a Managing Director of Madison Dearborn Partners, which he co-founded in 1993.

        To the extent that the selling security holder identified above is a broker-dealer, it is deemed to be, under interpretations of the Securities and Exchange Commission, an "underwriter" within the meaning of the Securities Act of 1933, as amended.

        With respect to any selling security holder that is an affiliate of a broker-dealer, we believe that such entity acquired its Class A common stock in the ordinary course of business and that, at the time of the purchase of the Class A common stock, such selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the Class A common stock. To the extent that we become aware that such entity did not acquire its Class A common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus supplement forms a part to designate such affiliate as an "underwriter" within the meaning of the Securities Act of 1933, as amended.

CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
NON-UNITED STATES HOLDERS OF CLASS A COMMON STOCK

        The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a non-U.S. holder. In general, a non-U.S. holder is a beneficial owner of Class A common stock that is:

  •
  an individual who is not a citizen or resident of the U.S.;

  •
  a corporation or other entity treated as a corporation for U.S. tax purposes that is not organized or created under U.S. law;

  •
  an estate that is not taxable in the U.S. on its worldwide income; or

  •
  a trust that is either not subject to primary supervision over its administration by a U.S. court or not subject to the control of a U.S. person with respect to substantial trust decisions.

        If you are a partner in a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, that holds Class A common stock, your tax treatment generally will depend upon your U.S. tax status and upon the activities of the partnership. If you are a partner of a partnership (or entity treated as a partnership) holding Class A common stock, we suggest that you consult your tax advisor.

        If you are an individual, you may be deemed to be a resident alien, rather than a nonresident alien, in any calendar year by virtue of being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in that calendar year (counting for such purposes all of the days present in that year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the final and temporary U.S. Treasury Regulations promulgated thereunder and published administrative and judicial interpretations thereof, all as of the date of this prospectus supplement and all of which are subject to change, possibly with retroactive effect.

        This discussion does not address all aspects of U.S. federal taxation, and in particular is limited as follows:

  •
  the discussion assumes that you hold your Class A common stock as a capital asset and that you do not have a special tax status, such as a financial institution, an insurance company, a tax-exempt organization or a broker-dealer or trader in securities;

  •
  the discussion does not consider tax consequences that depend upon your particular tax situation;

  •
  the discussion does not consider special tax provisions that may be applicable to you if you have relinquished U.S. citizenship or residence;

  •
  the discussion does not cover state, local or non-U.S. tax consequences;

  •
  the discussion does not consider the tax consequences for shareholders, partners, owners or beneficiaries of a non-U.S. holder; and

  •
  we have not requested a ruling from the Internal Revenue Service ("IRS") on the tax consequences of owning the Class A common stock. As a result, the IRS could disagree with portions of this discussion.

        Each prospective purchaser of Class A common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our

Class A common stock as well as any tax consequences that may arise under the laws of any state, municipality or other taxing jurisdiction within or outside the United States.

Distributions

        Distributions paid on the shares of Class A common stock generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of your basis in the shares of Class A common stock, reducing that adjusted basis, and the balance of the distribution in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange of the Class A common stock (as discussed below).

        Subject to the discussion below, a U.S. withholding tax of 30% generally will be imposed on any distribution we make to you, to the extent it constitutes a dividend under the rules described in the preceding paragraph, unless a reduced withholding tax rate is specified by an applicable income tax treaty. To obtain the benefit of a reduced withholding tax rate under a treaty, you generally must provide us or our paying agent, as the case may be, with a properly completed IRS Form W-8BEN (or a suitable substitute form) certifying that you qualify for a reduced withholding tax rate. If you hold Class A common stock through a foreign partnership or a foreign intermediary, the partnership or intermediary may also need to satisfy certification requirements.

        The withholding tax described in the preceding paragraph does not apply if you are engaged in a trade or business in the U.S. and if dividends on the Class A common stock are effectively connected with the conduct of such trade or business and, if an applicable U.S. income tax treaty requires, are attributable to a permanent establishment which you maintain in the U.S. You will be required, under applicable Treasury Regulations, to provide us or our paying agent, as the case may be, with a properly completed IRS Form W-8ECI (or a suitable substitute form) in order to claim an exemption from U.S. withholding tax under the rule discussed above. Although exempt from U.S. withholding tax (provided the certification requirements discussed above are met), you generally will be subject to U.S. federal income tax on such dividends in the same manner as if you were a U.S. resident. Non-corporate U.S. residents currently are generally subject to a maximum U.S. federal income tax rate of 15% on dividends, provided certain holding requirements are met. If you are a foreign corporation, you may be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on your effectively connected earnings and profits, as adjusted for certain items.

        You may obtain a refund of any excess amounts withheld by timely filing with the IRS an appropriate claim for refund along with the required information.

Gain On Disposition Of Class A Common Stock

        You generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

  •
  the gain is effectively connected with a trade or business you conduct in the U.S. and, if a tax treaty is applicable, the gain is attributable to a permanent establishment you maintain in the U.S., in which case the gain will be subject to U.S. federal income tax as if you were a U.S. resident. If you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless you qualify for a lower rate under an applicable income tax treaty and you properly document such qualification;

  •
  we are or have been a "U.S. real property holding corporation" ("USRPHC") at any time during the shorter of the five-year period preceding the disposition or the period during which you hold the Class A common stock. We believe that we are not currently and do not expect to become in the future a USRPHC for U.S. federal income tax purposes; or

  •
  if you are an individual, you hold the Class A common stock as a capital asset, are present in the U.S. for 183 or more days during the taxable year of the sale and certain conditions are met.

        If you are not a corporation and you are subject to U.S. federal income tax on gain you recognize on the sale or exchange of Class A common stock under either of the first two of these exceptions, a reduced U.S. federal income tax rate of 15% may apply to such gain, provided that you have held the Class A common stock for more than one year.

Information Reporting Requirements And Backup Withholding

        We must report annually to the IRS the amount of dividends paid to each non-U.S. holder, the name and address of the holder, and the amount of any tax withheld from the payment. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an income tax treaty or agreement.

        Under some circumstances, if you fail to certify your status as a non-U.S. holder on a properly completed IRS Form W-8BEN (or a suitable substitute form), additional information reporting and backup withholding is required on distributions paid to you with respect to Class A common stock. Backup withholding currently applies at a rate of 28%.

        In addition, you may have to comply with specific certification procedures to establish your non-U.S. status in order to avoid information reporting and backup withholding on proceeds from a disposition of Class A common stock.

        Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is timely furnished to the IRS.

Federal Estate Tax

        An individual non-U.S. holder who owns Class A common stock at the time of his or her death, or who had made certain lifetime transfers of an interest in Class A common stock while retaining certain powers, rights or interests in the stock, will be required to include the value of that Class A common stock in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

        THE FOREGOING DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF CLASS A COMMON STOCK BY NON-U.S. HOLDERS. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK, INCLUDING THE EFFECT OF ANY U.S., STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, AND ANY APPLICABLE INCOME OR ESTATE TAX TREATY.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated August 4, 2004, the selling security holder has agreed to sell to Wachovia Capital Markets, LLC 6,000,000 shares of Class A common stock. The underwriting agreement provides that the underwriter is obligated to purchase all the shares of Class A common stock in the offering if any are purchased.

        The underwriter proposes to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus supplement. After the initial public offering the underwriter may change the public offering price.

        The selling security holder has agreed to pay underwriting discounts and commissions of $0.19 per share, for a total of $1,140,000. The underwriter has agreed to pay our expenses and those of the selling security holder.

        The selling security holder has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Wachovia Capital Markets, LLC for a period of 45 days after the date of this prospectus supplement, except transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering.

        We and the selling security holder have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

        In connection with the offering the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. Because there is no over-allotment option in this offering, the short position is a naked short position. In a naked short position, the number of shares sold by the underwriter is greater than the number of shares available in the offering, and the underwriter may close out any such short position by purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market. If the underwriter sells more shares than are available in the offering, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        The underwriter and its affiliates have engaged in transactions with and performed commercial and investment banking, financial advisory and/or lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future.

LEGAL MATTERS

        The validity of the Class A common stock offered hereby will be passed on for us by Summit Law Group, PLLC, Seattle, Washington. Certain legal matters will be passed upon for the underwriter by Latham & Watkins LLP, New York, New York. Certain other legal matters will be passed upon for us by our special FCC counsel, Catalano & Plache, PLLC, Washington, D.C.; and our special tax counsel, Davis Wright Tremaine LLP, Seattle, Washington.

EXPERTS

        The consolidated financial statements of Nextel Partners, Inc. and subsidiaries as of December 31, 2003 and 2002, and for end of the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to the audit of the disclosures added to revise the 2001 consolidated financial statements to include the transitional disclosures required by Statement of Financial Accounting Standards (SFAS) No. 142 Goodwill and Other Intangible Assets, which was adopted by Nextel Partners, Inc. as of January 1, 2002, as more fully described in Note 1 to the consolidated financial statements. However, KPMG LLP was not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements other than with respect to such disclosures. The audit report covering the December 31, 2003 consolidated financial statements refers to the adoption by Nextel Partners, Inc. of the provisions of Emerging Issues Task Force Opinion No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables and SFAS No. 143, Accounting for Asset Retirement Obligations, in 2003.

        The consolidated statements of operations data for the year ended December 31, 2001 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Arthur Andersen has not consented to the inclusion or incorporation of their report in the registration statement and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the inclusion or incorporation of their report in the registration statement, it may become more difficult for you to seek remedies against Arthur Andersen in connection with any material misstatement or omission that may be contained in our consolidated financial statements and schedules for such periods. In particular, and without limitation, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements.

        In May 2002, our Board of Directors, upon the recommendation of its Audit Committee, determined not to rehire Arthur Andersen LLP as our independent accountants and authorized the engagement of KPMG LLP to serve as our independent registered public accountants for 2002. However, KPMG has not audited the financial statements that were audited by Arthur Andersen and incorporated herein by reference.

INCORPORATION BY REFERENCE

        The following documents filed with the Commission (File No. 000-29633) pursuant to the Exchange Act are incorporated herein by reference:

  •
  Our Annual Report on Form 10-K for our fiscal year ended December 31, 2003.

  •
  Our Quarterly Report on Form 10-Q for our quarter ended March 31, 2004.

  •
  Our Proxy Statement filed with the Commission on April 14, 2004.

  •
  Our Current Reports on Form 8-K filed with the Commission on January 5, 2004, February 27, 2004, April 28, 2004 (Item 5 report only), May 13, 2004, May 19, 2004 and June 25, 2004.

  •
  All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering.

Any statement contained in a document incorporated by reference in this prospectus supplement or in the accompanying base prospectus shall be deemed to be incorporated by reference in this prospectus supplement and to be part of this prospectus supplement from the date of filing of such document. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. We will provide upon written or oral request without charge to each person to whom this prospectus is delivered a copy of any or all of the documents which are incorporated in this prospectus supplement or in the accompanying base prospectus by reference (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into the documents that this prospectus supplement or the accompanying base prospectus incorporates). Written requests for copies should be directed to Nextel Partners, Inc., Investor Relations, 4500 Carillon Point, Kirkland, Washington 98033. Our telephone number is (425) 576-3600.

Filed pursuant to Rule 424(b)(3)
Registration No. 333-109988

PROSPECTUS

$125,000,000
(aggregate principal amount)
1 1/2% Convertible Senior Notes Due 2008,
Class A Common Stock Issuable Upon Conversion of the Notes
and
Class A Common Stock

        This prospectus covers resales from time to time by (a) certain holders of our 1 1/2% convertible senior notes due 2008 and the shares of our Class A common stock issued upon conversion of the notes (9,788,563 shares at the current conversion price) and (b) Madison Dearborn Capital Partners II, L.P. ("MDP") of shares of our Class A common stock MDP previously acquired in a private placement. MDP and the holders of our 1 1/2% convertible senior notes due 2008 and the shares of our Class A common stock issued upon the conversion of the notes are collectively referred to herein as the "selling security holders." The selling security holders may offer the securities at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices. We will not receive any proceeds from the selling security holders' sales of these securities.

The Notes

  •
  Interest is payable at 1 1/2% per annum on the principal amount, payable semi-annually in arrears in cash on May 15 and November 15 of each year, beginning November 15, 2003.

  •
  Holders may convert the notes into our Class A common stock at any time before November 15, 2008 at a conversion price of $12.77 per share, subject to adjustment in specified events. Changes in the conversion price, if any, and the number of shares issuable upon conversion as a result of any change, will be set forth in a supplement to this prospectus.

  •
  There is currently no established market for trading in the notes.

The Class A Common Stock

  •
  Our Class A common stock is listed on the Nasdaq National Market under the symbol "NXTP."

  •
  On December 18, 2003, the last reported sale price of our Class A common stock was $11.98.

        As a prospective purchaser of these securities, you should carefully consider the discussion of "Risk Factors" that begins on page 9 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved the notes or Class A common stock to be distributed under this prospectus, nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 18, 2003

        As used in this prospectus, "Nextel Partners," "company," "we," "our," "ours" and "us" refer to Nextel Partners, Inc., except where the context otherwise requires or as otherwise indicated. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. You may obtain documents that we filed with the Securities and Exchange Commission and incorporated by reference into this prospectus by requesting the documents, in writing or by telephone, from the Securities and Exchange Commission or from:

Nextel Partners, Inc.
4500 Carillon Point
Kirkland, Washington 98033
Attention: Investor Relations
Telephone: (425) 576-3600

See "Where You Can Find More Information."

        We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction in which it is unlawful to do so. The information in this prospectus is current as of the date on the cover of this prospectus.

        "Nextel", "Nextel Direct Connect" and "Nextel Online Services" are trademarks or service marks of Nextel Communications, Inc. "Motorola" and "iDEN" are trademarks or service marks of Motorola, Inc.

SUMMARY

        This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the notes thereto, before making an investment decision.

Nextel Partners

Overview

        We provide digital mobile communications services using the Nextel brand name in mid-sized and tertiary markets throughout the United States. We offer four distinct wireless services fully integrated in a single wireless handset. These services include digital cellular services; Direct Connect® (the nationwide digital walkie-talkie service); text messaging; and Nextel Online Services®, which provide wireless access to the Internet and an organization's internal databases as well as other applications, including email. We hold licenses for wireless frequencies in markets where approximately 53 million people, or Pops, live and work. We have constructed and operate a digital mobile network compatible with the digital mobile network constructed and operated by Nextel in targeted portions of these markets, including 13 of the top 100 metropolitan statistical areas and 57 of the top 200 metropolitan statistical areas in the United States ranked by population. Our combined Nextel Digital Mobile Network constitutes one of the largest fully integrated digital wireless communications systems in the United States, currently covering 293 of the top 300 metropolitan statistical areas in the United States. As of September 30, 2003, our portion of the Nextel Digital Mobile Network covered approximately 38 million Pops and we had approximately 1,144,700 digital handsets in service in our markets.

        Our relationship with Nextel was created to accelerate the build-out and expand the reach of the Nextel Digital Mobile Network. In January 1999, we entered into a joint venture agreement with Nextel WIP. Nextel, through Nextel WIP, contributed to us cash and licenses for wireless frequencies and granted us the exclusive right to use the Nextel brand name in exchange for ownership in us and our commitment to build out our compatible digital mobile network in selected markets and corridors, in most cases adjacent to operating Nextel markets. As of September 30, 2003, Nextel WIP owned 31.4% of our common stock and is our largest stockholder. By the end of 2002, we had successfully built all of the markets we were initially required to build under our 1999 agreement with Nextel. Since 1999 we have acquired licenses from Nextel to expand our network into additional markets. By June 2003, we had completed the construction of all of these additional markets. Through our affiliation with Nextel our customers have seamless nationwide coverage on the entire Nextel Digital Mobile Network.

        Our senior management team has substantial operating experience, with most members averaging over 16 years in the telecommunications industry. Most members of senior management have significant experience working at AT&T Wireless, McCaw Cellular and/or Nextel. Key stockholders, in addition to Nextel WIP, include Credit Suisse First Boston through DLJ Merchant Banking Partners II, L.P. and certain of its affiliates ("DLJ Merchant Banking"), MDP, Cascade Investments, LLC ("Cascade Investments") (an investment company controlled by William H. Gates III), Motorola, Inc. ("Motorola") and Eagle River Investments, LLC ("Eagle River") (an investment company controlled by Craig O. McCaw).

        We offer a package of wireless voice and data services under the Nextel brand name targeted primarily to business users. We currently offer the following four services which are fully integrated and accessible through a single wireless handset:

  •
  digital mobile telephone service, including advanced calling features such as speakerphone, conference calling, voicemail, call forwarding and additional line service;

  •
  Direct Connect, sometimes referred to as the long-range walkie-talkie feature, which allows customers to contact each other instantly on private one-to-one calls on a nationwide basis or on group calls involving up to 100 customers in the same geographical region;

  •
  two-way messaging, which allows customers to receive and send short numeric and text messages from their handset; and

  •
  Internet services, marketed as Nextel Online Services, which provide customers with Internet-ready handsets access to the World Wide Web and web-based applications such as email, address books, calendars and advanced Java™ enabled business applications.

Strategy

        Provide Differentiated Package of Wireless Services.    Along with Nextel, we offer digital mobile telephone service, Direct Connect, two-way text and numeric messaging and Internet services fully integrated in a single wireless device with no roaming charges nationwide. We believe this "four-in-one" offering is particularly attractive to business users. We further believe that for customers who desire multiple wireless services, the convenience of combining multiple wireless communications options in a single handset for a single package price with a single billing statement is an important feature that helps distinguish us from many of our competitors. Our Direct Connect service has a ten-year history of delivering virtually instantaneous communication and is available to over 13.4 million Nextel and Nextel Partners customers.

        Deliver Unparalleled Customer Service.    In addition to providing our proven four-in-one service offering, our goal is to differentiate ourselves by delivering the highest quality customer service in the industry, including low rates of dropped and blocked calls. In 2002, a significant part of our employees' bonus was tied to achieving a targeted level of customer satisfaction as measured in monthly surveys conducted by an outside vendor. We believe that this monetary bonus helped focus our entire company on achieving our customer service business objective, and we are providing a similar incentive to our employees in 2003.

        Target Business Customers.    We focus on business customers, particularly those customers who employ a mobile workforce. We have initially concentrated our sales efforts on a number of distinct groups of mobile workers, including personnel in the transportation, delivery, real property and facilities management, construction and building trades, landscaping, government, public safety and other service sectors. We expect to gradually expand our target customer groups to include additional industry groups. We believe this focus on business customers has resulted in higher monthly average revenue per unit, or ARPU, and lower average monthly service cancellations than industry averages. For the third quarter of 2003, our ARPU was $70 (or $80, including roaming revenues received from Nextel) compared to an industry average of $49 as of June 30, 2003. In addition, the average monthly rate at which our customers canceled service with us, or "churn," was approximately 1.5% during the third quarter of 2003 compared to an industry average of over 2% in 2002. Our third quarter 2003 ARPU and churn rate equate to lifetime revenue per subscriber, or LRS, of approximately $4,667, which we believe is one of the highest in the industry. See "Selected Consolidated Financial Data—Additional Reconciliations of Non-GAAP Financial Measures (Unaudited)" for more information regarding our use of ARPU and LRS as non-GAAP financial measures.

        Maintain a Robust, Reliable Network.    Our objective is to maintain a robust and reliable network in our markets that covers all key population areas in those markets and operates seamlessly with Nextel's network. We have constructed our portion of the Nextel Digital Mobile Network using the same Motorola-developed iDEN technology used by Nextel. As required, we built and now operate our portion of the Nextel Digital Mobile Network in accordance with Nextel's standards, which enables both companies to achieve a consistent level of service throughout the United States. Our customers have access to digital quality and advanced features whether they are using our or Nextel's portion of the Nextel Digital Mobile Network. This capability contrasts with the hybrid analog/digital networks of cellular competitors, which do not support all features in the analog-only portions of their networks.

        Maintain Effective Pricing Strategy with Focus on Mid-Sized and Tertiary Markets. We operate in mid-sized and tertiary markets, which we believe have demographics similar to markets served by Nextel. We believe our targeted customer base in these markets has historically been underserved and thus finds our differentiated service offering very attractive. We believe our focus on high quality, underserved customers, coupled with our differentiated service offering, helps allow us to rapidly increase penetration within our targeted customer base while maintaining an effective pricing strategy.

Recent Developments

        On November 19, 2003, we closed a public offering of 33 million shares of our Class A common stock. Of that amount, 10 million shares were newly issued Class A common stock sold by us with net proceeds of approximately $104.2 million. The remaining 23 million shares of Class A common stock were sold by DLJ Merchant Banking, MDP and Motorola. In addition, on November 25, 2003, two of the selling stockholders in the offering, MDP and DLJ Merchant Banking, sold an aggregate of an additional 1,650,000 shares pursuant to the exercise by the underwriters of a portion of their over-allotment option. We did not receive any of the proceeds from the shares sold by the selling stockholders in the offering.

        On November 12, 2003, we announced that our wholly owned subsidiary, Nextel Partners Operating Corp., is launching a new $475 million senior secured credit facility, consisting of a $100 million, six-year revolving credit facility maturing in 2009 and a $375 million, seven-year term loan maturing in 2010. The credit facilities will be guaranteed by us and our subsidiaries and will be secured by a pledge of all of the assets of our subsidiaries. We have received commitments from a syndicate of lenders led by J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc. for the $100 million revolving credit facility. We intend to use borrowings under the new credit facility to repay borrowings under our existing $475 million senior secured credit facility and for general corporate purposes.

        In October 2003, we delivered a notice to Nextel WIP stating our intent to redeem all of the 13,110,000 shares of our outstanding Series B preferred stock currently held by Nextel WIP. The Series B preferred stock accretes at a rate of 12% per annum, and as of September 30, 2003, the redemption value of the Series B preferred stock was approximately $38.3 million. We consummated the redemption in the fourth quarter of 2003. Following such redemption, we no longer have any shares of preferred stock outstanding.

        In July 2003, we, along with Nextel, completed the launch in all of our respective markets of Nationwide Direct Connect. With the Nationwide Direct Connect feature, our customers and Nextel customers are able to use the Push to TalkSM nationwide digital walkie-talkie capability anywhere in the continental United States and Hawaii on the Nextel Digital Mobile Network with any other Nextel or Nextel Partners subscriber.

Reconciliations of Non-GAAP Financial Measures (Unaudited)

        The information presented in this prospectus includes financial information prepared in accordance with GAAP, as well as other financial measures that may be considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. As described more fully below, management believes these non-GAAP measures provide meaningful additional information about our performance and our ability to service our long-term debt and other fixed obligations and to fund our continued growth. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with GAAP.

ARPU—Average Revenue Per Unit

        ARPU is an industry term that measures total service revenues per month from our subscribers divided by the average number of subscribers in commercial service during the period. ARPU, itself, is not a measurement determined under GAAP in the United States of America and may not be similar to ARPU measures of other companies; however, ARPU uses GAAP measures as the basis for calculation. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offering and our performance in attracting high value customers. The following schedule reflects the ARPU calculation and provides a reconciliation of service revenues used for the ARPU calculation to service revenues reported on our Consolidated Statements of Operations, which we believe is the most directly comparable GAAP measure to the service revenues measure used for the ARPU calculation:

	Year Ended December 31,				Nine Months Ended September 30,		Three Months Ended September 30,
	1999	2000	2001	2002	2002	2003	2002	2003
	(dollars in thousands)
ARPU (without roaming revenues)
Service revenues (as reported on Consolidated Statements of Operations)	$28,136	$130,125	$363,573	$646,169	$455,616	$687,699	$174,534	$260,650
Adjust: activation fees deferred and recognized for SAB No. 101	—	1,355	2,398	3,197	2,390	73	472	(1,123)
Add: activation fees reclassified for EITF No. 00-21(1)	—	—	—	—	—	2,100	—	2,100
Less: roaming and other revenues	(8,545)	(25,671)	(58,545)	(80,452)	(58,068)	(82,488)	(22,312)	(32,622)

Service revenues for ARPU	$19,591	$105,809	$307,426	$568,914	$399,938	$607,384	$152,694	$229,005

Average units (subscribers)	25	123	360	694	648	1,007	740	1,096

ARPU	$66	$71	$71	$68	$69	$67	$69	$70

ARPU (including roaming revenues)
Service revenues (as reported on Consolidated Statements of Operations)	$28,136	$130,125	$363,573	$646,169	$455,616	$687,699	$174,534	$260,650
Adjust: activation fees deferred and recognized for SAB No. 101	—	1,355	2,398	3,197	2,390	73	472	(1,123)
Add: activation fees reclassified for EITF No. 00-21(1)	—	—	—	—	—	2,100	—	2,100
Less: other revenues	(9)	(986)	(458)	(981)	(642)	—	(236)	—

Service plus roaming revenues for ARPU	$28,127	$130,494	$365,513	$648,385	$457,364	$689,872	$174,770	$261,627

Average units (subscribers)	25	123	360	694	648	1,007	740	1,096

ARPU, including roaming revenues	$94	$88	$85	$78	$78	$76	$79	$80

        We did not calculate or report ARPU for the year ended December 31, 1998.

(1)
On July 1, 2003, we adopted EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," and elected to apply the provisions prospectively to our existing customer arrangements. Subsequent to that date, each month we will recognize the activation fees, phone equipment revenues and equipment costs that had been previously deferred in accordance with SAB No. 101. Under the provisions of SAB No. 101, "Revenue Recognition in Financial Statements," we accounted for the sale of our phone equipment and the subsequent service to the customer as a single unit of accounting due to the fact that our wireless service is essential to the functionality of our phones. Accordingly, we recognized revenues from the phone equipment sales and an equal amount of the cost of phone equipment revenues over the expected customer relationship period when title to the phone passed to the customer. Under EITF Issue No. 00-21, we are no longer required to consider whether a customer is able to realize utility from the phone in the absence of the undelivered service. Given that we meet the criteria stipulated in EITF Issue No. 00-21, we account for the sale of a phone as a unit of accounting separate from the subsequent service to the customer. Accordingly, we recognize revenues from phone equipment sales and the related cost of phone equipment revenues when title to the phone equipment passes to the customer for all arrangements entered into beginning in the third quarter of 2003.

LRS—Lifetime Revenue per Subscriber

        LRS is an industry term calculated by dividing ARPU (see above) by the subscriber churn rate. The subscriber churn rate is an indicator of subscriber retention and represents the monthly percentage of the subscriber base that disconnects from service. Subscriber churn is calculated by dividing the number of handsets disconnected from commercial service during the period by the average number of handsets in commercial service during the period. LRS, itself, is not a measurement determined under GAAP in the United States of America and may not be similar to LRS measures of other companies; however, LRS uses GAAP measures as the basis for calculation. We believe that LRS is an indicator of the expected lifetime revenue of our average subscriber, assuming that churn and ARPU remain constant as indicated. We also believe that this measure, like ARPU, provides useful information concerning the appeal of our rate plans and service offering and our performance in attracting and retaining high value customers. The following schedule reflects the LRS calculation:

	Year Ended December 31,
				Three Months Ended September 30, 2003
	2000	2001	2002
	(dollars in thousands)
ARPU	$71	$71	$68	$70

Churn	1.7%	1.6%	1.6%	1.5%

Lifetime revenue per subscriber	$4,176	$4,438	$4,250	$4,667

        We did not calculate or report subscriber churn rate or LRS for the years ended December 31, 1998 and 1999.

Adjusted EBITDA

        The term "EBITDA" refers to a financial measure that is defined as earnings (loss) before interest, taxes, depreciation and amortization; we use the term "Adjusted EBITDA" to reflect that our financial measure also excludes cumulative effect of change in accounting principle, loss from disposal of assets, gain (loss) from early extinguishment of debt and stock-based compensation. Adjusted EBITDA is commonly used to analyze companies on the basis of leverage and liquidity. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted

EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

	Year Ended December 31,					Nine Months Ended September 30,		Three Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003	2002	2003
	(unaudited) (dollars in thousands)
Net cash provided by (used in) operating activities (as reported on Consolidated Statements of Cash Flows)	$(14,791)	$(66)	$(116,028)	$(153,894)	$(116,469)	$(115,859)	$29,452	$(22,070)	$50,111
Adjustments to reconcile to Adjusted EBITDA:
Cash paid interest expense, net of capitalized amount	—	17,302	43,176	70,138	98,777	77,288	93,676	29,183	42,317
Interest income	—	(24,585)	(63,132)	(32,473)	(7,091)	(6,071)	(1,930)	(1,554)	(648)
Change in working capital	(2,474)	(24,342)	42,232	31,353	27,407	28,879	(4,725)	2,306	(36,008)

Adjusted EBITDA	$(17,265)	$(31,691)	$(93,752)	$(84,876)	$2,624	$(15,763)	$116,473	$7,865	$55,772

Net Capital Expenditures

        Net capital expenditures exclude capitalized interest and are offset by net proceeds from the sale and lease-back transactions of telecommunication towers and related assets to third parties accounted for as operating leases. Net capital expenditures as defined are not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Net capital expenditures should not be construed as a substitute for capital expenditures reported on the Consolidated Statements of Cash Flows, which is determined in accordance with GAAP. We report net capital expenditures in this manner because we believe it reflects the net cash used by us for capital expenditures and to satisfy the reporting requirements for our debt covenants. The following schedule reconciles net capital expenditures to capital expenditures reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(unaudited) (dollars in thousands)
Capital expenditures (as reported on Consolidated Statements of Cash Flows)	$104,334	$121,345	$264,513	$398,611	$274,911	$220,039	$147,066
Less: cash paid portion of capitalized interest	(6,300)	(1,231)	(5,545)	(5,449)	(1,993)	(1,681)	(1,028)
Less: cash proceeds from sale and lease-back transactions accounted for as operating leases	—	(2,246)	(9,259)	(10,425)	(2,562)	(2,215)	(6,392)
Change in capital expenditures accrued or unpaid	—	33,875	53,864	(8,736)	(19,515)	(12,750)	(10,434)

Net capital expenditures	$98,034	$151,743	$303,573	$374,001	$250,841	$203,393	$129,212

Corporate Information

        We were incorporated in the State of Delaware in July 1998. Our principal executive offices are located at 4500 Carillon Point, Kirkland, Washington 98033. Our telephone number is 425-576-3600.

The Notes

Securities Offered	$125,000,000 principal amount of 1 1/2% Convertible Senior Notes due 2008.
Maturity Date	November 15, 2008.
Interest	1 1/2% per annum on the principal amount, payable semi-annually in arrears in cash on May 15 and November 15 of each year, beginning November 15, 2003.
Conversion
You may convert the notes into shares of our Class A common stock at a conversion rate of 78.3085 shares per $1,000 principal amount of notes, subject to adjustment, prior to the close of business on the final maturity date.
Redemption	We may not redeem any of the notes at our option prior to their maturity.
Ranking	The notes will be senior unsecured debt and will rank on a parity with all of our other existing and future senior unsecured debt and prior to all of our subordinated debt.
Fundamental Change
If a fundamental change (as described under "Description of Notes—Repurchase at Option of the Holder") occurs prior to maturity, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest.
Nasdaq National Market Symbol	NXTP.
Risk Factors
You should read the "Risk Factors" section beginning on page 9 of this prospectus as well as the other cautionary statements throughout the entire prospectus, to ensure that you understand the risks associated with an investment in the notes and Class A common stock.

        For a more complete description of the terms of the notes, see "Description of Notes." For a more complete description of the Class A common stock, see "Description of Capital Stock."

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(Unaudited)
	(dollars in thousands)
Ratio of earnings (loss) to fixed charges(1)	—	—	—	—	—

(1)
Earnings (loss) represent earnings (loss) before deferred income tax provision and cumulative effect of change in accounting principle and fixed charges (excluding capitalized interest). Fixed charges consist of interest (including capitalized interest), amortization of deferred financing costs and the estimated portion of rental expense that is representative of the interest factor. For the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003, earnings were insufficient to cover charges by $280,852, $298,494, $267,529, $216,523 and $174,562, respectively. The difference between the deficiency disclosed above and the net loss before deferred income tax provision and cumulative effect of change in accounting principle in all periods presented represents interest capitalized by us.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

        Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

        This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

We have a history of operating losses, may incur operating losses in the future and may not be able to generate the earnings necessary to fund our operations, sustain the continued growth of our business or repay our debt obligations.

        We did not commence commercial operations until January 29, 1999, and the portion of the Nextel Digital Mobile Network we began operating on that date only had a few months of operating history. Since then, we have had a history of operating losses, and, as of September 30, 2003, we had an accumulated deficit of approximately $1.2 billion. We may continue to incur operating losses in the future. We cannot assure you that we will become profitable or sustain profitability in the future. If we fail to achieve significant and sustained growth in our revenues and earnings from operations, we will not have sufficient cash to fund our current operations, sustain the continued growth of our business or repay our debt obligations, including the notes. In addition, the slowdown in the U.S. economy generally has added economic and consumer uncertainty that could adversely affect our revenue growth. Our failure to fund our operations or continued growth would have an adverse impact on our financial condition, and our failure to make any required payments would result in defaults under all of our debt agreements, which could result in the cessation of our business.

If Nextel experiences financial or operational difficulties, our business may be adversely affected.

        Our business plan depends, in part, on Nextel continuing to build and sustain customer support of its brand and the Motorola iDEN technology. If Nextel encounters financial problems or operating difficulties relating to its portion of the Nextel Digital Mobile Network or experiences a significant decline in customer acceptance of its products or the Motorola iDEN technology, our affiliation with and dependence on Nextel may adversely affect our business, including the quality of our services, the ability of our customers to roam within the entire network and our ability to attract and retain customers. Additional information regarding Nextel, its domestic digital mobile network business and the risks associated with that business can be found in Nextel's Annual Report on Form 10-K for the year ended December 31, 2002, as well as Nextel's other filings made under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act") (SEC file number 0-19656).

Our highly leveraged capital structure and other factors could limit both our ability to obtain additional financing and our growth opportunities and could adversely affect our business in several other ways.

        The total of our non-current portion of our outstanding debt and Series B mandatorily redeemable preferred stock outstanding was approximately $1.8 billion as of September 30, 2003 and greatly exceeds the level of our revenues and stockholders' equity. As of September 30, 2003, the non-current portion of total long-term debt outstanding included $370.5 million outstanding under our credit facility, $6.3 million of 14% senior discount notes outstanding at their accreted value, $367.5 million of

11% senior notes outstanding, $202.0 million of 12 1/2% senior discount notes outstanding at their accreted value, $175.0 million of 1 1/2% convertible senior notes outstanding, $450.0 million of 8 1/8% senior notes outstanding, an additional $125.0 million of 1 1/2% convertible senior notes outstanding and $21.8 million of capital lease obligations. We also had approximately $38.3 million of Series B mandatorily redeemable preferred stock outstanding, including accrued dividends. In aggregate, this indebtedness represented approximately 106% of our total book capitalization at that date.

        Our large amount of outstanding indebtedness, and the fact that we may need to incur additional debt in the future, could significantly impact our business for the following reasons:

  •
  it limits our ability to obtain additional financing, if needed, to implement any enhancement of our portion of the Nextel Digital Mobile Network, including any enhanced iDEN services to expand wireless voice capacity, enhanced data services or potential "third generation" or "3G" mobile wireless services, to cover our cash flow deficit or for working capital, other capital expenditures, debt service requirements or other purposes;

  •
  it will require us to dedicate a substantial portion of our operating cash flow to fund interest expense on our credit facility and other indebtedness, reducing funds available for our operations or other purposes;

  •
  it makes us vulnerable to interest rate fluctuations because our credit facility term loan bears interest at variable rates; and

  •
  it limits our ability to compete with competitors who are not as highly leveraged, especially those who may be able to price their service packages at levels below those, which we can or are willing to match.

        Our ability to make payments on our indebtedness, including these notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate for the foreseeable future to meet our estimated capital requirements to build out and maintain our portion of the Nextel Digital Mobile Network using the current 800 MHz iDEN system.

        We cannot be sure, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, our obligations under our credit facility or our existing senior discount notes, convertible senior notes and senior notes, or to fund our other liquidity needs. In addition, if our indebtedness cannot be repaid at maturity or refinanced, we will not be able to meet our obligations under our debt agreements, including these notes, which could result in the cessation of our business.

        If we default on our debt or if we are liquidated, the value of our assets may not be sufficient to satisfy our obligations, including these notes. We have a significant amount of intangible assets, such as licenses granted by the FCC. The value of these licenses will depend significantly upon the success of our business and the growth of the specialized mobile radio, or SMR, and wireless communications industries in general.

        General conditions in the wireless communications industry or specific competitors' results, including potential decreases in new subscriber additions, declining ARPU or increased customer dissatisfaction, may adversely affect the market price of our notes and Class A common stock and, as a result, could impair our ability to raise additional capital through the sale of our equity or debt securities. In addition, the fundraising efforts of Nextel or any of its affiliates may also adversely affect our ability to raise additional funds.

Under certain circumstances, Nextel WIP has the ability to purchase, and a majority of our Class A stockholders can cause Nextel WIP to purchase, all of our outstanding Class A common stock, including any shares of Class A common stock issuable upon conversion of the notes or otherwise sold in this offering.

        Under our restated certificate of incorporation and our operating agreements, in certain circumstances and subject to certain limitations, Nextel WIP has the ability to purchase, or to cause and fund redemption by us of, all of the outstanding shares of our Class A common stock, including any shares of Class A common stock issuable upon conversion of the notes or otherwise sold in this offering. In addition, under the provisions of our restated certificate of incorporation, upon the occurrence of certain events, the holders of a majority of our outstanding Class A common stock can require Nextel WIP to purchase, or cause and fund a redemption by us of, all of the outstanding shares of our Class A common stock, including any shares of Class A common stock issuable upon conversion of the notes or otherwise sold in this offering. The circumstances that could trigger Nextel WIP's purchase right include the occurrence of January 29, 2008 (subject to certain postponements by our board of directors); failure by us to implement certain required changes to our business; failure by Nextel WIP to fund certain changes to our digital transmission technology; or termination of our operating agreements with Nextel WIP as a result of our breach. The circumstances that could trigger our stockholders' put right include a change of control of Nextel; failure by us to implement certain required changes to our business; or termination of our operating agreements with Nextel WIP as a result of a breach by Nextel WIP. For a description of these provisions of our restated certificate of incorporation, see "Description of Capital Stock—Certain Obligations Under Our Charter."

Implementation of mandated wireless local number portability could negatively impact our business.

        The FCC mandated that wireless carriers provide for local number portability by November 24, 2003 in the top 100 metropolitan statistical areas in the United States. This mandate allows subscribers to keep their wireless phone number when switching to a different service provider. We anticipate number portability could increase churn, which is likely to increase our costs. A high rate of churn would adversely affect our results of operations because of loss of revenue and the cost of adding new subscribers, which generally includes a commission expense and/or significant handset discounts. A high rate of churn is a significant factor in revenue and profitability for participants in the wireless industry. We may be required to subsidize product upgrades and/or reduce pricing to match competitors' initiatives and retain customers, which could adversely impact our revenues and profitability. It is unclear whether the wireless industry is fully prepared to implement number portability. If consumer dissatisfaction results, it could adversely impact industry growth.

Our future performance will depend on our and Nextel's ability to succeed in the highly competitive wireless communications industry.

        Our ability to compete effectively with established and prospective wireless communications service providers depends on many factors, including the following:

  •
  If the wireless communications technology that we and Nextel use does not continue to perform in a manner that meets customer expectations, we will be unable to attract and retain customers. Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance and reliability of system transmissions on the Nextel Digital Mobile Network. If we are unable to address and satisfactorily resolve performance or other transmission quality issues as they arise, including transmission quality issues on Nextel's portion of the Nextel Digital Mobile Network, we may have difficulty attracting and retaining customers, which would adversely affect our revenues.

  •
  As personal communications services and cellular operators, such as Verizon Wireless, begin to offer two-way radio dispatch services, our historical competitive advantage of being uniquely able to combine that service with our mobile telephone service may be impaired. Further, some of our competitors have attempted to compete with Direct Connect by offering unlimited mobile-to-mobile calling plan features and reduced rate calling plan features for designated small groups. If these calling plan modifications are perceived by our existing and potential customers as viable substitutes for our differentiated services, our business may be adversely affected.

  •
  Because the Nextel Digital Mobile Network does not currently provide roaming or similar coverage on a nationwide basis that is as extensive as is available through most cellular and personal communication services providers, we may not be able to compete effectively against those providers. In addition, some of our competitors provide their customers with handsets with both digital and analog capability, which expands their coverage, while we have only digital capability. We cannot be sure that we, either alone or together with Nextel, will be able to achieve comparable system coverage or that a sufficient number of customers or potential customers will be willing to accept system coverage limitations as a trade-off for our multi-function wireless communications package.

  •
  Neither we nor Nextel has the extensive direct and indirect channels of products and services distribution for the Nextel Digital Mobile Network products and services that are available to some of our competitors. The lack of these distribution channels could adversely affect our operating results. Although we have recently launched a pilot program to expand our distribution channels to include retail locations, we cannot assure you that this program will be successful. Moreover, many of our competitors have established extensive networks of retail locations, including locations dedicated solely to their products, and multiple distribution channels and, therefore, have access to more potential customers than we do.

  •
  Because of their greater resources, some of our competitors may be able to offer services to customers at prices that are below the prices that we can offer for comparable services. If we cannot, as a result, compete effectively based on the price of our service offerings, our revenues and growth may be adversely affected.

  •
  The wireless telecommunications industry is experiencing significant technological change. Our digital technology could become obsolete. We rely on digital technology that is not compatible with, and that competes with, other forms of digital and non-digital voice communication technology. Competition among these differing technologies could result in the following: segment the user markets, which could reduce demand for specific technologies, including our technology; reduce the resources devoted by third-party suppliers, including Motorola, which supplies all of our current digital technology, to developing or improving the technology for our systems; and adversely affect market acceptance of our services.

  •
  We offer our subscribers access to digital two-way mobile data and Internet connectivity under the brand name Nextel Online. We cannot be sure that these services will continue to perform satisfactorily, be utilized by a sufficient number of our subscribers or produce sufficient levels of customer satisfaction or revenues. Because we have less spectrum than some of our competitors, and because we have elected to defer the implementation of 3G services, any digital two-way mobile data and Internet connectivity services that we may offer could be significantly limited compared to those services offered by other wireless communications providers with larger spectrum positions. The success of these new services will be jeopardized if: we are unable to offer these new services profitably; these new service offerings adversely impact the performance or reliability of the Nextel Digital Mobile Network; we, Nextel or third-party developers fail to develop new applications for our customers; or we otherwise do not achieve a satisfactory level of customer acceptance and utilization of these services.

  •
  We expect that as the number of wireless communications providers in our market areas increases, including providers of both digital and analog services, our competitors' prices in these markets will decrease. We may encounter further market pressures to reduce our digital mobile network service offering prices; restructure our digital mobile network service offering packages to offer more value; or respond to particular short-term, market-specific situations, for example, special introductory pricing or packages that may be offered by new providers launching their services in a particular market. A reduction in our pricing would likely have an adverse effect on our revenues and operating results.

  •
  Because of the numerous features we offer, our mobile handsets are, and are likely to remain, significantly more expensive than mobile analog telephones and are, and are likely to remain, somewhat more expensive than digital cellular or personal communication services telephones that do not incorporate a comparable multi-function capability. The higher cost of our equipment may make it more difficult or less profitable to attract customers who do not place a high value on our unique multi-service offering. This may reduce our growth opportunities or profitability.

  •
  Recent agreements between competitors in some of our markets to share network construction efforts will reportedly reduce their costs and increase their coverage area. These agreements, along with future agreements, may increase market pressure for us to reduce our prices and expand our coverage areas, which could adversely affect our revenues and increase costs.

Any failure to effectively integrate our portion of the Nextel Digital Mobile Network with Nextel's portion would have an adverse effect on our results of operations.

        Pursuant to our operating agreements with Nextel WIP, Nextel WIP provides us with important services and assistance, including a license to use the Nextel brand name and the sharing of switches that direct calls to their destinations. Any interruption in the provision of these services could delay or prevent the continued integration of our portion of the Nextel Digital Mobile Network with Nextel's portion, which is essential to the overall success of our business.

        Moreover, our business plan depends on our ability to implement integrated customer service, network management and billing systems with Nextel's systems to allow our respective portions of the Nextel Digital Mobile Network to operate together and to provide our and Nextel's customers with seamless service. Integration requires that numerous and diverse computer hardware and software systems work together. Any failure to integrate these systems effectively may have an adverse effect on our results of operations.

Difficulties in operating our portion of the Nextel Digital Mobile Network could increase the costs of operating the network, which would adversely affect our ability to generate revenues.

        The continued operation of our portion of the Nextel Digital Mobile Network involves a high degree of risk. Before we are able to build additional cell sites in our markets to expand coverage, fill in gaps in coverage or increase capacity, we will need to:

  •
  select and acquire appropriate sites for our transmission equipment, or cell sites;

  •
  purchase and install low-power transmitters, receivers and control equipment, or base radio equipment;

  •
  build out the physical infrastructure;

  •
  obtain interconnection services from local telephone service carriers on a timely basis; and

  •
  test the cell site.

        Our ability to perform these necessary steps successfully may be hindered by, among other things, any failure to:

  •
  lease or obtain rights to sites for the location of our base radio equipment;

  •
  obtain necessary zoning and other local approvals with respect to the placement, construction and modification of our facilities;

  •
  acquire additional necessary radio frequencies from third parties or exchange radio frequency licenses with Nextel WIP;

  •
  commence and complete the construction of sites for our equipment in a timely and satisfactory manner; or

  •
  obtain necessary approvals, licenses or permits from federal, state or local agencies, including land use regulatory approvals and approvals from the Federal Aviation Administration and Federal Communications Commission with respect to the transmission towers that we will be using.

        Before fully implementing our portion of the Nextel Digital Mobile Network in a new market area or expanding coverage in an existing market area, we must complete systems design work, find appropriate sites and construct necessary transmission structures, receive regulatory approvals, free up frequency channels now devoted to non-digital transmissions and begin systems optimization. These processes may take weeks or months to complete and may be hindered or delayed by many factors, including unavailability of antenna sites at optimal locations, land use and zoning controversies and limitations of available frequencies. In addition, we may experience cost overruns and delays not within our control caused by acts of governmental entities, design changes, material and equipment shortages, delays in delivery and catastrophic occurrences. Any failure to construct our portion of the Nextel Digital Mobile Network on a timely basis may adversely affect our ability to provide the quality of services in our markets consistent with our current business plan, and any significant delays could have a material adverse effect on our business.

If we do not offer services that Nextel WIP requires us to offer or we fail to meet performance standards, we risk termination of our agreements with Nextel WIP, which would eliminate our ability to carry out our current business plan and strategy.

        Our operating agreements with Nextel WIP require us to construct and operate our portion of the Nextel Digital Mobile Network in accordance with specific standards, and to offer certain services by Nextel and its domestic subsidiaries. Our failure to satisfy these obligations could constitute a default under the operating agreements that would give Nextel WIP the right to terminate these agreements and would terminate our right to use the Nextel brand. The non-renewal or termination of the Nextel WIP operating agreements would eliminate our ability to carry out our current business plan and strategy and adversely affect our financial condition and could also trigger Nextel's right to purchase all of our outstanding Class A common stock, as described above.

We may be required to implement material changes to our business operations to the extent these changes are adopted by Nextel, which may not be beneficial to our business.

        If Nextel adopts material changes to its operations, our operating agreements with Nextel WIP give it the right to require us to make similar changes to our operations. The failure to implement required changes could, under certain circumstances, trigger the ability of Nextel WIP to terminate the operating agreements, which could result in the adverse effects described above. Even if the required change is beneficial to Nextel, the effect on our business may vary due to differences in markets and customers. We cannot assure you that such changes would not adversely affect our business plan.

The transmission technology used by us and Nextel is different from that used by most other wireless carriers, and, as a result, we might not be able to keep pace with industry standards if more widely used technologies advance.

        The Nextel Digital Mobile Network uses scattered, non-contiguous radio spectrum near the frequencies used by cellular carriers. Because of their fragmented character, these frequencies traditionally were only usable for two-way radio calls, such as those used to dispatch taxis and delivery vehicles. Nextel became able to use these frequencies to provide a wireless telephone service competitive with cellular carriers only when Motorola developed a proprietary technology it calls "iDEN." We, Nextel, and Southern LINC are currently the only major U.S. wireless service providers utilizing iDEN technology on a nationwide basis, and iDEN phones are not currently designed to roam onto other domestic wireless networks.

        Our operating agreements with Nextel WIP require us to use the iDEN technology in our system and prevent us from adopting any new communications technologies that may perform better or may be available at a lower cost without Nextel WIP's consent.

        Future technological advancements may enable other wireless technologies to equal or exceed our current levels of service and render iDEN technology obsolete. If Motorola is unable to upgrade or improve iDEN technology or develop other technology to meet future advances in competing technologies on a timely basis, or at an acceptable cost, because of the restrictive provisions in our operating agreements with Nextel WIP, we will be less able to compete effectively and could lose customers to our competitors, all of which would have an adverse effect on our business and financial condition.

We are dependent on Motorola for telecommunications equipment necessary for the operation of our business, and any failure of Motorola to perform would adversely affect our operating results.

        Motorola is currently our sole-source supplier of transmitters used in our network and wireless telephone equipment used by our customers, and we rely, and expect to continue to rely, on Motorola to manufacture a substantial portion of the equipment necessary to construct our share of the Nextel Digital Mobile Network. We expect that for the next few years, Motorola and other manufacturers who are licensed by Motorola will be the only manufacturers of wireless telephones that are compatible with the Nextel Digital Mobile Network. If Motorola becomes unable to deliver such equipment, or refuses to do so on reasonable terms, then we may not be able to service our existing subscribers or add new subscribers and our business would be adversely affected. Motorola and its affiliates engage in wireless communications businesses and may in the future engage in additional businesses that do or may compete with some or all of the services we offer. We cannot assure you that any potential conflict of interest between us and Motorola will not adversely affect our ability to obtain equipment in the future. In addition, the failure by Motorola to deliver necessary technology improvements and enhancements and system infrastructure and subscriber equipment on a timely, cost-effective basis would have an adverse effect on our growth and operations. We generally have been able to obtain adequate quantities of base radios and other system infrastructure equipment from Motorola, and adequate volumes and mix of wireless telephones and related accessories from Motorola, to meet subscriber and system loading rates, but we cannot be sure that equipment quantities will be sufficient in the future. Additionally, in the event of shortages of that equipment, our agreements with Nextel WIP provide that available supplies of this equipment would be allocated proportionately between Nextel and us.

Costs and other aspects of a future deployment of advanced digital technology could adversely affect our operations and growth.

        Based on our current outlook and the current outlook of Nextel, we anticipate eventually deploying advanced digital technology that will allow high capacity wireless voice and high-speed data transmission, and potentially other advanced digital services. The technology that we would deploy to provide these types of broadband wireless services is sometimes referred to as "third-generation" or "3G." We and Nextel are focusing activities on maximizing our ability to offer 3G capabilities while continuing to fully utilize our iDEN digital mobile network. Significant capital expenditures would be required in implementing this 3G technology, and we cannot assure you that we will have the financial resources necessary to fund these expenditures or, if we do implement this technology, that it would provide the advantages that we would expect. Moreover, it may be necessary to acquire additional frequencies to implement 3G technologies, and we cannot be sure that we will be able to obtain such spectrum on reasonable terms, if at all. The actual amount of the funds required to finance and implement this technology may significantly exceed our current estimate. Further, any future implementation could require additional unforeseen capital expenditures in the event of unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes, equipment unavailability and technological or other complications. In addition, there are several types of 3G technologies that may not be fully compatible with each other or with other currently deployed digital technologies. If the type of technology that we either choose to deploy or are required to deploy to maintain compatibility with the technology chosen by Nextel does not gain widespread acceptance or perform as expected, or if our competitors develop 3G technology that is more effective or economical than ours, our business would be adversely affected.

We may not be able to obtain additional spectrum, which may adversely impact our ability to implement our business plan.

        We may seek to acquire additional spectrum, including through participation as a bidder, or member of a bidding group in government-sponsored auctions of spectrum. We may not be able to accomplish any spectrum acquisition or the necessary additional capital for that purpose may not be available on acceptable terms, or at all. If sufficient additional capital is not available, to the extent we are able to complete any spectrum acquisition, the amount of funding available to us for our existing businesses would be reduced. Even if we are able to acquire additional spectrum, we may still require additional capital to finance the pursuit of any new business opportunities associated with our acquisition of additional spectrum, including those associated with the potential provision of any new 3G wireless services. This additional capital may not be available on reasonable terms, or at all.

Our network may not have sufficient capacity to support our anticipated customer growth.

        Our business plan depends on assuring that our portion of the Nextel Digital Mobile Network has adequate capacity to accommodate anticipated new customers and the related increase in usage of our network. This plan relies on:

  •
  the ability to obtain additional spectrum when and where required;

  •
  the availability of wireless telephones of the appropriate model and type to meet the demands and preferences of our customers; and

  •
  the ability to obtain and construct additional cell sites and obtain other infrastructure equipment.

        We cannot assure you that we will not experience unanticipated difficulties in obtaining these items, which could adversely affect our ability to build our portion of the network.

Systems limitations on adding customers may adversely affect our growth and performance.

        Our success in generating revenues by attracting and retaining large numbers of customers to our portion of the Nextel Digital Mobile Network is critical to our business plan. In order to do so, we must develop effective procedures for customer activation, customer service, billing and other support services. Even if our system is technically functional, we may encounter other factors that could adversely affect our ability to successfully add customers to our portion of the Nextel Digital Mobile Network, including:

  •
  inadequate or inefficient systems or business processes and related support functions, especially related to customer service and accounts receivable collection; and

  •
  an inappropriately long length of time between a customer's order and activation of service for that customer, especially because the current activation time for our new customers is longer than that of some of our competitors.

        Customer reliance on our customer service functions may increase as we add new customers. Our inability to timely and efficiently meet the demands for these services could decrease or postpone subscriber growth, or delay or otherwise impede billing and collection of amounts owed, which would adversely affect our revenues.

Our existing debt agreements contain restrictive and financial covenants that limit our operating flexibility.

        The indenture governing these notes, our credit facility and the indentures governing our existing senior discount notes, convertible senior notes and senior notes contain covenants that, among other things, restrict our ability to take specific actions even if we believe them to be in our best interest. These include restrictions on our ability to:

  •
  incur additional debt;

  •
  pay dividends or distributions on, or redeem or repurchase, capital stock;

  •
  create liens on assets;

  •
  make investments, loans or advances;

  •
  issue or sell capital stock of certain of our subsidiaries;

  •
  enter into transactions with affiliates;

  •
  enter into a merger, consolidation or sale of assets; or

  •
  engage in any business other than telecommunications.

        In addition, our credit facility imposes financial covenants that require our principal subsidiary to comply with specified financial ratios and tests, including minimum interest coverage ratios, maximum leverage ratios, minimum service revenues, minimum subscriber units and covered Pops, minimum EBITDA requirements, as defined in the credit facility, and minimum fixed charge coverage ratios. We cannot assure you that we will be able to meet these requirements or satisfy these covenants in the future, and if we fail to do so, our debts could become immediately payable at a time when we are unable to pay them, which would adversely affect our ability to carry out our business plan and would have a negative impact on our financial condition.

If an event constituting a change of control or fundamental change occurs, we may be required to redeem or repurchase all of our outstanding notes even if our credit facility prohibits such redemption or repurchase or we lack the resources to make such redemption or repurchase.

        Upon the occurrence of a defined change of control or fundamental change under the indentures governing these notes and our existing senior discount notes, convertible senior notes, senior notes, other than a change of control involving certain of our existing stockholders, we could be required to redeem or repurchase these notes and our existing senior discount notes, convertible senior notes and senior notes. See "Description of Notes—Repurchase at Option of the Holder." However, our credit facility prohibits us, except under certain circumstances, from redeeming or repurchasing any of our outstanding notes, including these notes, before their stated maturity. In the event we become subject to a change of control at a time when we are prohibited from redeeming or repurchasing our outstanding notes, including these notes, our failure to redeem or repurchase such notes would constitute an event of default under the respective indentures, which would in turn result in a default under our credit facility. Any default under our indentures or credit facility would result in an acceleration of such indebtedness, which would harm our financial condition and adversely impact our ability to implement our business plan and could result in the cessation of our business. Moreover, even if we obtained consent under our credit facility, we cannot be sure that we would have sufficient resources to redeem or repurchase our outstanding notes, including these notes, and still have sufficient funds available to successfully pursue our business plan.

We are dependent on our current key personnel, and our success depends upon our continued ability to attract, train and retain additional qualified personnel.

        The loss of one or more key employees could impair our ability to successfully operate our portion of the Nextel Digital Mobile Network. We believe that our future success will also depend on our continued ability to attract and retain highly qualified technical, sales and management personnel.

Concerns that the use of wireless telephones may pose health and safety risks may discourage the use of our wireless telephones.

        Studies and reports have suggested that, and additional studies are currently being undertaken to determine whether, radio frequency emissions from enhanced specialized mobile radio, or ESMR, cellular and personal communications service, or PCS, wireless telephones may be linked with health risks, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. The actual or perceived risk of wireless telephones could adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the mobile communications industry generally.

        Litigation by individuals alleging injury from health effects associated with radio frequency emissions from wireless telephones has been brought against us and other mobile wireless carriers and manufacturers. In addition, purported class action litigation has been filed seeking to require all the telephones to include an earpiece that would enable use of wireless telephones without holding them against the user's head. While it is not possible to predict the outcome of this litigation, circumstances surrounding it could increase the cost of our wireless telephones as well as increase other costs of doing business.

        Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles. The passage of this type of legislation could decrease demand for our services.

Regulatory authorities exercise considerable power over our operations, which could be exercised against our interests and impose additional unanticipated costs.

        The FCC and state telecommunications authorities regulate our business to a substantial degree. The regulation of the wireless telecommunications industry is subject to constant change. New rules and regulations may be adopted pursuant to the Communications Act of 1934, as amended. While the Telecommunications Act of 1996 provided for significant deregulation of the U.S. telecommunications industry, certain FCC rules regulating it remain subject to judicial review and additional FCC rulemaking. As a result, we cannot predict the effect that this or other legislation or any FCC rulemaking may have on our future operations. We must comply with all applicable regulations to conduct our business. Modifications of our business plans or operations to comply with changing regulations or actions taken by regulatory authorities might increase our costs of providing service and adversely affect our financial condition. In addition, we anticipate FCC regulation or Congressional legislation that creates additional spectrum allocations that may also have the effect of adding new entrants into the mobile telecommunications market.

        If we fail to comply with the terms of our licenses or applicable regulations, we could lose one or more licenses or face penalties and fines. For example, we could lose a license if we fail to construct or operate facilities as required by the license. If we lose licenses, that loss could have a material adverse effect on our business and financial condition.

Nextel WIP has contractual approval rights that allow it to exert significant influence over our operations, and it can acquire additional shares of our stock.

        Pursuant to our amended and restated shareholders' agreement and operating agreements, the approval of the director designated by Nextel WIP, and/or of Nextel WIP itself, is required in order for us to:

  •
  make a material change in our technology;

  •
  modify our business objectives in any way that is inconsistent with our objectives under our material agreements, including our operating agreements with Nextel WIP;

  •
  dispose of all or substantially all of our assets;

  •
  make a material change in or broaden the scope of our business beyond our current business objectives; or

  •
  enter into any agreement the terms of which would be materially altered in the event that Nextel WIP either exercises or declines to exercise its rights to acquire additional shares of our stock under the terms of the amended and restated shareholders' agreement or our restated certificate of incorporation.

        These approval rights relate to significant transactions, and decisions by the Nextel WIP-designated director could conflict with those of our other directors, including our independent directors.

        In addition, the amended and restated shareholders' agreement does not prohibit Nextel WIP or any of our other stockholders or any of their respective affiliates from purchasing shares of our Class A common stock in the open market. Any such purchases would increase the voting power and influence of the purchasing stockholder, and could result in a change of control of us. Shares of Class A common stock are immediately and automatically convertible into an equal number of shares of Class B common stock upon the acquisition of such shares of Class A common stock by Nextel, by any of its majority-owned subsidiaries, or by any person or group that controls Nextel. We have recently received a request from Nextel WIP that we amend our restated certificate of incorporation to increase the number of shares of Class B common stock that is authorized for issuance thereunder. We intend to take those steps reasonably necessary to comply with this request. We are also aware that, in connection with our recent public offering, Nextel indicated an interest in purchasing shares of Class A common stock from existing stockholders through a private placement or through open market purchases. See "Description of Capital Stock" for more information regarding our Class B common stock. Additionally, if we experience a change of control, Nextel WIP could purchase all of our licenses for $1.00, provided that it enters into a royalty-free agreement with us to allow us to use the licenses in our territory for as long as our operating agreements with Nextel WIP remain in effect. Such an agreement would be subject to approval by the FCC.

Significant stockholders represented on our board of directors can exert significant influence over us and may have interests that conflict with those of our other stockholders.

        As of September 30, 2003, our officers, directors and greater than 5% stockholders together controlled approximately 72% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company.

        In addition, under our amended and restated shareholders' agreement, Nextel WIP and MDP each have the right to designate a member to seven-member board of directors. We cannot be certain that any conflicts that arise between the interests of our company and those of these stockholders will always be resolved in our favor. Moreover, as described above, Nextel WIP has certain approval rights that allow it to exert significant influence over our operations.

        MDP and Eagle River each own significant amounts of our capital stock and each currently has a representative on our board of directors. Each of these entities or their affiliates has significant investments in other telecommunications businesses, some of which may compete with us currently or in the future. We do not have a non-competition agreement with any of our stockholders, and thus their or their affiliates' current and future investments could create conflicts of interest with us.

Anti-takeover provisions could prevent or delay a change of control that stockholders may favor.

        Provisions of our charter documents, amended and restated shareholders' agreement, operating agreements and Delaware law may discourage, delay or prevent a merger or other change of control of our company that stockholders may consider favorable. We have authorized the issuance of "blank check" preferred stock and have imposed certain restrictions on the calling of special meetings of stockholders. If we experience a change of control, Nextel WIP could purchase all of our licenses for $1.00, provided that it enters into a royalty-free agreement with us to allow us to use the frequencies in our territory for as long as our operating agreements remain in effect. Such an agreement would be subject to approval by the FCC. Moreover, a change of control could trigger an event of default under our credit facility and the indentures governing our senior discount notes, convertible senior notes and senior notes. These provisions could have the effect of delaying, deferring or preventing a change of control in our company, discourage bids for our Class A common stock at a premium over the market price, lower the market price of our Class A common stock, or impede the ability of the holders of our Class A common stock to change our management.

Regulations to which we are subject may affect the ability of some of our investors to have an equity interest in us. Additionally, our restated certificate of incorporation contains provisions that allow us to redeem shares of our securities in order to maintain compliance with applicable federal and state telecommunications laws and regulations.

        Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. This regulation may prevent some investors from owning our securities, even if that ownership may be favorable to us. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval from the FCC or the applicable state commission to own those securities. Moreover, our restated certificate of incorporation allows us to redeem shares of our stock from any stockholder in order to maintain compliance with applicable federal and state telecommunications laws and regulations.

The value of the conversion right associated with the notes may be substantially lessened or eliminated if we are party to a merger, consolidation or other similar transaction.

        If we are party to a merger, consolidation or binding share exchange or transfer or lease of all or substantially all of our assets pursuant to which our Class A common stock is converted into, or into the right to receive, cash, securities or other property, at the effective time of the transaction, the right to convert a note into our Class A common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the notes in the future. For example, if we were acquired in a cash merger, each note would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

An active trading market for the notes may not develop.

        The notes comprise a new issue of securities for which there is currently no public market. We do not plan to list the notes on any securities exchange or to include them in any automated quotation system. We cannot assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, your ability to sell your notes or the price at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our Class A common stock and the market for similar securities.

Changes in our credit ratings or the financial and credit markets could adversely affect the market price of the notes.

        The market price of the notes will be based on a number of factors, including:

  •
  our ratings with major credit rating agencies;

  •
  the prevailing interest rates being paid by companies similar to us; and

  •
  the overall condition of the financial and credit markets.

        The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes. In addition, credit rating agencies continually revise their ratings for companies that they follow, including us. We cannot assure you that credit rating agencies will rate the notes, or if they do rate the notes, that they will maintain their ratings on the notes. A negative change in our rating could have an adverse effect on the market price of the notes.

Conversion of the notes will dilute the ownership interests of existing stockholders.

        The conversion of some or all of the notes will dilute the ownership interest of existing stockholders. Any sales in the public market of the Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our Class A common stock.

Because the notes that you hold are unsecured, you may not be fully repaid if we become insolvent.

        We have limited operations of our own and derive substantially all of our revenue and cash flow from our subsidiaries. The notes are not secured by any of our assets or those of our subsidiaries. None of our subsidiaries will guarantee these notes. Our obligations under our credit facility, however, are secured by liens on assets of our subsidiaries and a pledge of their capital stock. Creditors of our subsidiaries (including the lenders under our credit facility and trade creditors) will generally be entitled to payment from the assets of those subsidiaries before those assets can be distributed to us. Therefore, you may not be fully repaid if we become insolvent. If we become insolvent, the holders of our secured debt would receive payments from the assets used as security before you receive payments.

We expect that the trading value of the notes will be significantly affected by the market price of our Class A common stock and other factors, and our stock price has been and is likely to continue to be volatile and could decline substantially.

        The trading value of the notes is expected to be affected significantly by the market price of our Class A common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue. The market price of our Class A common stock has been volatile in the past and is likely to continue to be volatile and could be subject to wide fluctuations and could decline substantially in response to factors such as the following, some of which are beyond our control:

  •
  quarterly variations in our or Nextel's operating results;

  •
  variations in our or Nextel's operating results from the expectations of securities analysts and investors;

  •
  changes in expectations as to our or Nextel's future financial performance, including financial estimates by securities analysts and investors;

  •
  changes in laws and regulations affecting the telecommunications industry;

  •
  announcements of significant claims or proceedings against us;

  •
  changes in market valuations of Nextel or other telecommunications companies;

  •
  announcements of technological innovations or new services by us, Nextel or our competitors;

  •
  announcements by us, Nextel or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  additions or departures of key personnel;

  •
  adverse changes in general market conditions or economic trends;

  •
  future sales of our Class A common stock or securities convertible into Class A common stock; and

  •
  trading volume fluctuations of our Class A common stock.

        In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

FORWARD-LOOKING STATEMENTS

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from current beliefs.

        Some statements and information contained in this prospectus are not historical facts, but are forward-looking statements. They can be identified by the use of forward-looking words such as "believes," "expects," "plans," "may," "will," "would," "could," "should" or "anticipates" or other comparable words, or by discussions of strategy, plans or goals that involve risks and uncertainties that could cause actual results to differ materially from those currently anticipated. We caution you that these forward-looking statements are only predictions, subject to risks and uncertainties. Actual events or results can differ materially from those expressed or implied as a result of a variety of factors, including those set forth above under "Risk Factors." Forward-looking statements include, but are not limited to, statements with respect to the following:

  •
  our business plan, its advantages and our strategy for implementing our plan;

  •
  general economic conditions in the geographic areas and occupational markets that we are targeting in our portion of the Nextel Digital Mobile Network;

  •
  the successful implementation and performance of the technology being deployed or to be deployed in our various markets, including the expected 6:1 voice coder software upgrade being developed by Motorola and technologies to be implemented in connection with the completed launch of Nationwide Direct Connect capability;

  •
  our ability to attract and retain sufficient customers;

  •
  our anticipated capital expenditures, funding requirements and contractual obligations, including our ability to access sufficient debt or equity capital to meet operating and financing needs;

  •
  the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet our service deployment, marketing plans and customer demand;

  •
  the ability to achieve and maintain market penetration and average subscriber revenue levels sufficient to provide financial viability;

  •
  our ability to timely and successfully accomplish required scale-up of our billing, collection, customer care and similar back-office operations to keep pace with customer growth, increased system usage rates and growth in levels of accounts receivable;

  •
  the timely development and availability of new handsets with expanded applications and features, and market acceptance of such handsets and service offerings;

  •
  the availability and cost of acquiring additional spectrum;

  •
  the quality and price of similar or comparable wireless communications services offered or to be offered by our competitors, including providers of PCS and cellular services;

  •
  the impact on our cost structure or service levels of the general downturn in the telecommunications sector, including the adverse effect of any bankruptcy of any of our tower providers or other telecommunications suppliers;

  •
  future legislation or regulatory actions relating to specialized mobile radio services, other wireless communications services or telecommunications services generally;

  •
  timely delivery and successful implementation of any new technologies deployed in connection with any future enhanced iDEN or next generation or other advanced services we may offer;

  •
  the costs of compliance with regulatory mandates, particularly the requirement to deploy location-based 911 capabilities; and

  •
  other risks and uncertainties described from time to time in our reports filed with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2002 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

USE OF PROCEEDS

        We will not receive any proceeds from the sale by any selling security holder of their notes or the shares of Class A common stock issuable upon conversion of the notes or by MDP of its shares of Class A common stock.

SELLING SECURITY HOLDERS

        We originally issued the notes in a private placement in August 2003. The notes were resold by the initial purchasers of the notes in the United States to persons reasonably believed by them to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. We issued the shares of Class A common stock to MDP in a private placement in January 1999. Selling security holders, including their transferees, pledgees, donees or successors, may from time to time offer and sell the notes and the Class A common stock pursuant to this prospectus.

        The table below sets forth the name of each selling security holder, the principal amount of notes at maturity that each selling security holder may offer pursuant to this prospectus, if any, and the number of shares of Class A common stock into which the notes are convertible or are otherwise held by the selling security holder. Unless set forth below, none of the selling security holders has had within the past three years any material relationship with us or any of our affiliates.

        We have prepared the table based on information given to us by the selling security holders on or before December 16, 2003 and we have not sought to verify this information. The table only reflects information regarding selling security holders who have provided us with such information. Information about other selling security holders will be set forth in prospectus supplements or amendments to this prospectus, if required. Because the selling security holders may offer, pursuant to this prospectus, all or some portion of the notes or Class A common stock listed below, no estimate can be given as to the amount of notes or Class A common stock that will be held by the selling security holders upon consummation of any sales or upon termination of the offering. In addition, the selling security holders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

        Information about selling security holders may change over time. Any changed information given to us by the selling security holders will be set forth in prospectus supplements or post-effective amendments if and when necessary.

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding(1)	Number of Shares of Class A Common Stock That May Be Sold(2)	Percentage of Common Stock Outstanding(3)(4)
AG Domestic Convertibles, L.P.	$4,375,000.00	3.50%	342,600	*
AG Offshore Convertibles, Ltd.	$8,125,000.00	6.50%	636,257	*
Akanthos Arbitrage Master Fund, LP	$10,000,000.00	8.00%	783,085	*
ATSF—Transamerica Convertible Securities	$9,100,000.00	7.28%	712,607	*
DBAG London	$7,000,000.00	5.60%	548,160	*
D.E. Shaw Investment Group, L.P.	$400,000.00	*	31,323	*
D.E. Shaw Valence Portfolios, L.P.	$1,600,000.00	1.28%	125,294	*
Dodeca Fund LP	$975,000.00	*	76,351	*
Fidelity Financial Trust: Fidelity Convertible Securities Fund	$3,300,000.00	2.64%	258,418	*
IDEX—Transamerica Convertible Securities Fund	$4,900,000.00	3.92%	383,712	*
Inflective Convertible Opportunity Fund I, L.P.	$25,000.00	*	1,958	*
JMG Capital Partners, LP	$2,500,000.00	2.00%	195,771	*
JMG Triton Offshore Fund, Ltd.	$2,500,000.00	2.00%	195,771	*
KBC Financial Products (Cayman Islands) Ltd.	$2,000,000.00	1.60%	156,617	*
Madison Dearborn Capital Partners II, L.P.(5)	—	—	18,349,179	7.00%
McMahan Securities Co. L.P.	$1,000,000.00	*	78,309	*
Nations Convertible Securities Fund	$7,000,000.00	5.60%	548,160	*
Polygon Global Opportunities Master Fund	$750,000.00	*	58,731	*
Quattro Fund Ltd.	$5,200,000.00	4.16%	407,204	*
Ramius Capital Group	$1,000,000.00	*	78,309	*
Ramius Master Fund, Ltd.	$4,125,000.00	3.30%	323,023	*
RCG Latitude Master Fund, Ltd.	$3,375,000.00	2.70%	264,291	*
RCG Multi Strategy Master Fund, Ltd.	$1,000,000.00	*	78,309	*
S G Cowen Securities Corporation—Convertible Arbitrage	$2,500,000.00	2.00%	195,771	*
S G Cowen Securities Corporation	$500,000.00	*	39,154	*
Silverback Master, Ltd.	$25,000,000.00	20.00%	1,957,713	*
Transamerica Life Insurance & Annuities Co.	$2,000,000.00	1.60%	156,617	*
Wachovia Securities LLC(6)	$5,000,000.00	4.00%	391,543	*
Xavex Convertible Arbitrage 5 Fund	$500,000.00	*	39,154	*
Zurich Institutional Benchmark Management c/o Quattro Fund	$1,300,000.00	1.04%	101,801	*

*
Less than 1%.

(1)
The percentage of notes outstanding beneficially owned by each selling security holder is based on $125,000,000 aggregate principal amount of notes outstanding.

(2)
Assumes conversion of all of the holder's notes at a conversion rate of 78.3085 shares of Class A common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under "Description of Notes—Conversion of Notes." As a result, the amount of Class A common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)
Calculated based on 262,034,035 shares of common stock (including 182,977,807 shares of Class A common stock and 79,056,228 shares of Class B common stock) outstanding as of December 1, 2003. In calculating this amount for a particular holder, we treated as outstanding that number of shares of Class A common stock issuable upon conversion of that particular holder's note(s), but we did not assume the conversion of any other holder's note(s).

(4)
Assumes that all holders of the notes, or any future transferees, pledgees, donees or successors of or from such holders of the notes, do not beneficially own any Class A common stock other than the Class A common stock issuable upon conversion of the notes at the initial conversion rate.

(5)
One of our directors, James N. Perry, Jr. was elected to our board of directors as the designee of MDP pursuant to the terms of our amended and restated shareholders' agreement. Mr. Perry is currently a Managing Director of MDP, which he co-founded in 1993.

(6)
Wachovia Securities and its affiliate, Wachovia Capital Markets, LLC, were initial purchasers in our private placements of 1 1/2% Convertible Senior Notes due 2008 in May 2003 and August 2003.

        To the extent that any of the selling security holders identified above are broker-dealers, they are deemed to be, under interpretations of the Securities and Exchange Commission, "underwriters" within the meaning of the Securities Act.

        With respect to selling security holders that are affiliates of broker-dealers, we believe that such entities acquired their notes or Class A common stock in the ordinary course of business and that, at the time of the purchase of the notes or the Class A common stock, such selling security holders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or the Class A common stock. To the extent that we become aware that such entities did not acquire their notes or Class A common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an "underwriter" within the meaning of the Securities Act.

        Only selling security holders identified above who beneficially own the note(s) and/or Class A common stock set forth opposite each such selling security holder's name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the notes or the Class A common stock by any holder not identified above, the registration statement of which this prospectus forms a part will be amended by a post-effective amendment or prospectus supplement to set forth the name and aggregate amount of notes beneficially owned by the selling securityholder intending to sell such notes or the Class A common stock and the aggregate amount of notes or the number of shares of the Class A common stock to be offered, as well as additional information about such selling security holders.

DESCRIPTION OF NOTES

        We issued $125,000,000 aggregate principal amount of 1 1/2% convertible senior notes due 2008 in a private placement on August 6, 2003. The notes were issued under an indenture dated as of August 6, 2003, between us, as issuer, and The Bank of New York, as trustee. The notes and the shares of Class A common stock issuable upon conversion of the notes are covered by a registration rights agreement. The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, the notes and the registration rights agreement, which are included as exhibits to the registration statement of which this prospectus is a part. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference, and the statements are qualified in their entirety by the reference.

        As used in this "Description of Notes" section, references to "Nextel Partners," "we," "our" or "us" refer solely to Nextel Partners, Inc. and not to our subsidiaries.

General

        The notes represent our senior unsecured debt and rank on a parity with all of our other existing and future senior unsecured debt and prior to all of our subordinated debt. The notes are convertible into Class A common stock as described under "—Conversion of Notes."

        The notes are limited to $125,000,000 aggregate principal amount. The notes were issued only in denominations of $1,000 and integral multiples of $1,000. The notes will mature on November 15, 2008 unless earlier converted, redeemed or repurchased.

        Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

        You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under "—Repurchase at Option of the Holder."

        We will pay interest on May 15 and November 15 of each year, beginning November 15, 2003, to record holders at the close of business on the preceding May 1 and November 1, as the case may be, except interest payable upon repurchase at the option of the holders due to a fundamental change will be paid to the person to whom principal is payable unless the repurchase date is an interest payment date.

        We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. We shall pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion of Notes

        You may convert any of your notes, in whole or in part, into Class A common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption of notes at each holder's option due to a fundamental change.

        The number of shares of Class A common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

        If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your redemption election. Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). Our delivery to the holder of the full number of shares of our Class A common stock into which the note is convertible, together with any cash payment for such holder's fractional shares, will be deemed to satisfy our obligation to pay:

  •
  the principal amount of the note; and

  •
  accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

        Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a purchase date following a fundamental change that is during such period or (2) only to the extent of overdue interest, any overdue interest exists at the time of conversion with respect to such note.

        The initial conversion rate for the notes is 78.3085 shares of Class A common stock per $1,000 principal amount of notes, subject to adjustment as described below. We will not issue fractional shares of Class A common stock upon conversion of notes. Instead, we will pay cash equal to the proportional share of the closing sales price of the Class A common stock on the trading day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

        To convert your note into Class A common stock you must:

  •
  complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent (or, in the case of an interest in a global note, complete, or cause to be completed, the appropriate instruction form for conversion pursuant to DTC's book-entry conversion program);

  •
  surrender the note to the conversion agent (or, in the case of an interest in a global note, deliver, or cause to be delivered, by book-entry delivery an interest in such global note);

  •
  if required, furnish appropriate endorsements and transfer documents;

  •
  if required, pay all transfer or similar taxes; and

  •
  if required, pay funds equal to interest payable on the next interest payment date.

        The date you comply with these requirements is the conversion date under the indenture.

        We will adjust the conversion rate if any of the following events occurs:

  •
  we issue Class A common stock as a dividend or distribution on our Class A common stock;

  •
  we issue to all holders of Class A common stock certain rights or warrants to purchase our Class A common stock;

  •
  we subdivide or combine our Class A common stock;

  •
  we distribute to all holders of our Class A common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

  •
  rights or warrants specified above;

  •
  dividends or distributions specified above;

  •
  and cash distributions;

  •
  we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours;

  •
  we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our Class A common stock to the extent that the aggregate cash dividend per share of Class A common stock in any quarter does not exceed 1.25% of the average of the last reported sale price of the Class A common stock during the ten trading days immediately prior to the declaration date of the dividend;

  If an adjustment is required to be made as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded. If an adjustment is required to be made as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

  •
  we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our Class A common stock to the extent that the cash and value of any other consideration included in the payment per share of Class A common stock exceeds the current market price per share of Class A common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

  •
  someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. Such an adjustment will only be made if: the tender offer or exchange offer is for an amount that increases the offeror's ownership of Class A common stock to more than 25% of the total shares of Class A common stock outstanding; and the cash and value of any other consideration included in the payment per share of Class A common stock exceeds the current market price per share of Class A common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

        However, such an adjustment will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

        To the extent that we have a rights plan in effect upon conversion of the notes into Class A common stock, you will receive, in addition to the Class A common stock, the rights under the rights plan unless the rights have separated from the Class A common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our Class A common stock shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

        In the event of:

  •
  any reclassification of our Class A common stock;

  •
  a consolidation, merger or combination involving us; or

  •
  a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our Class A common stock would be entitled to receive stock, other securities, other property, assets or cash for their Class A common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our Class A common stock immediately prior to any of these events.

        You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of Class A common stock or in certain other situations requiring a conversion rate adjustment. See "Material United States Federal Tax Considerations."

        We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of Class A common stock resulting from any stock or rights distribution. See "Material United States Federal Tax Considerations."

        We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our Class A common stock or convertible or exchangeable securities or rights to purchase our Class A common stock or convertible or exchangeable securities.

Optional Redemption or Repurchase by Nextel Partners

        We may not redeem or repurchase the notes in whole or in part at our option prior to maturity.

Repurchase at Option of the Holder

        If a fundamental change of Nextel Partners (as described below) occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be repurchasable in integral multiples of $1,000 principal amount.

        We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

        We will mail to all record holders a notice of a fundamental change within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to have us repurchase your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

        A "fundamental change" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our Class A common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

  •
  is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

  •
  is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

        We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

        These fundamental change repurchase rights could discourage a potential acquirer. However, this fundamental change repurchase feature is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

        We may be unable to repurchase the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. In addition, our existing credit facility prohibits us, except under certain circumstances, from repurchasing any of our outstanding notes before their stated maturity, and any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which would in turn constitute a default under our existing credit facility and might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by Nextel Partners

        The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

  •
  we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

  •
  the successor person assumes all of our obligations under the notes and the indenture; and

  •
  we or such successor person will not be in default under the indenture immediately after the transaction.

        When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

        The following will be events of default under the indenture:

  •
  we fail to pay principal or premium, if any, when due upon repurchase or otherwise on the notes;

  •
  we fail to pay any interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

  •
  we fail to pay principal when due on any of our other indebtedness when the money borrowed exceeds $10 million and the acceleration of debt has not been rescinded or cancelled for 30 days;

  •
  we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

  •
  certain events involving our bankruptcy, insolvency or reorganization.

        The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

        If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

        Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

        The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

        No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

  •
  the holder has given the trustee written notice of an event of default;

  •
  the holders of at least 25% in principal amount of outstanding notes make a written request and offer indemnity satisfactory to the trustee to pursue the remedy;

  •
  the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

  •
  the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

        The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

  •
  extend the fixed maturity of any note;

  •
  reduce the rate or extend the time for payment of interest of any note;

  •
  reduce the principal amount or premium of any note;

  •
  reduce any amount payable upon repurchase of any note;

  •
  adversely change our obligation to repurchase any note upon a fundamental change;

  •
  impair the right of a holder to institute suit for payment on any note;

  •
  change the currency in which any note is payable;

  •
  impair the right of a holder to convert any note;

  •
  reduce the quorum or voting requirements under the indenture;

  •
  change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

  •
  subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

  •
  reduce the percentage of notes required for consent to any modification of the indenture.

        We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

        The notes were issued:

  •
  in fully registered form;

  •
  without interest coupons; and

  •
  in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

        Notes sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act, whom we refer to as QIBs, are evidenced by a global note. We have deposited the global note with DTC and registered the global note in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        QIBs may hold their interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called "participants"). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

        QIBs who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

  •
  not be entitled to have certificates registered in their names;

  •
  not receive physical delivery of certificates in definitive registered form; and

  •
  not be considered holders of the global note.

        We will pay interest on and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

  •
  for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

  •
  for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

        We have been informed that DTC's practice is to credit participants' accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name."

        Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

        Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Certificated Notes

        Holders may request that certificated notes be issued in exchange for notes represented by a global note.

Registration Rights of the Noteholders

        On August 6, 2003, we and the initial purchasers of the notes entered into a registration rights agreement. That agreement requires that we make this prospectus available to the selling security holders, subject to the exceptions described below, until the earliest of:

  •
  all securities covered by the registration statement have been sold;

  •
  two years after the effective date of the registration statement; or

  •
  the expiration of the applicable holding period with respect to the notes and the underlying Class A common stock under Rule 144(k) under the Securities Act, or any successor provision.

This time period is referred to as the effectiveness period.

        We may require the selling security holders to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in these documents not misleading. Any suspension period may not:

  •
  exceed 30 days in any three-month period; or

  •
  an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

        In the event that:

  •
  before the end of the effectiveness period, this prospectus is unavailable for periods in excess of those permitted above;

  •
  we fail to file amendments to the registration statement or supplements to this prospectus necessary to permit sales of the notes or shares of Class A common stock issued upon conversion of the notes within fifteen business days of receipt of all required documents from the prospective selling security holder; or

  •
  we fail to cause any required post-effective amendment to the registration statement to be declared effective within 60 days of its filing;

(each of these is deemed to be a registration default) then we will pay liquidated damages to the holders who are entitled to have their securities sold under this prospectus that are affected by the registration default. For the period beginning from and including the date of the registration default to but excluding the date one which the registration default is cured, these liquidated damages will accrue:

  •
  on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes affected; and

  •
  on the Class A common stock into which the notes affected have been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate during such periods.

Persons purchasing securities in this offering will not be entitled to liquidated damages.

DESCRIPTION OF CAPITAL STOCK

General

        We are authorized to issue up to 500,000,000 shares of Class A common stock, $.001 par value, 100,000,000 shares of Class B convertible common stock, $.001 par value (collectively, the "common stock"), and 113,110,000 shares of preferred stock, $.001 par value. The following summary of our common stock and preferred stock is not complete and is subject to and qualified in its entirety by provisions of our restated certificate of incorporation, bylaws, and provisions of applicable Delaware law.

Common Stock

        The common stock is classified into two classes: Class A common stock and Class B convertible common stock.

        The holders of Class A common stock and Class B common stock will generally vote as a single class on all matters upon which stockholders have a right to vote, subject to the requirements of applicable laws. The holders of Class A and Class B common stock are entitled to one vote per share on all matters to be voted on by the stockholders except that holders of Class A common stock vote separately as a class if deciding whether to require Nextel WIP to purchase all the outstanding shares of Class A common stock or whether to participate in a sale by Nextel WIP of its holdings of our stock, as described below. Any amendment to the restated certificate of incorporation that would change the provisions regarding Nextel WIP's ability or obligation to purchase all outstanding shares of Class A common stock, including the redemption alternative, the appraisal and challenge process, payment terms, or that would change the ability of Class A stockholders to participate in a sale of our equity by Nextel WIP, requires both the consent of Nextel WIP and the vote of the holders of a majority of the Class A common stock voting separately as a class.

        Subject to preferences that may be granted to any outstanding shares of preferred stock, the holders of Class A and Class B common stock are entitled to receive ratably only those dividends our board of directors declares out of funds legally available for the payment of dividends as well as any other distributions to the stockholders.

        If we are liquidated, dissolved or wound-up, the holders of the Class A and Class B common stock are entitled to share pro rata all of our assets remaining after payment of our liabilities and liquidation preferences of any then-outstanding shares of preferred stock. Holders of common stock have no preemptive rights and there are no redemption or sinking fund provisions applicable to the common stock. In the event of a merger or consolidation, holders of Class A and Class B common stock are entitled to receive the same kind and amount of consideration per share. All outstanding shares of common stock are fully paid and non-assessable, and the shares of Class A common stock to be sold in this offering will be fully paid and non-assessable.

        Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis at the option of any holder of Class B common stock concurrently with a sale or other transfer of such shares to a transferee that does not hold any shares of Class B common stock prior to such transfer. Shares of Class A common stock are immediately and automatically convertible into an equal number of shares of Class B common stock upon the acquisition of such shares of Class A common stock by Nextel, by any of its majority-owned subsidiaries, or by any person or group that controls Nextel. We have recently received a request from Nextel WIP that we amend our restated certificate of incorporation to increase the number of shares of Class B common stock that is authorized for issuance thereunder. We intend to take those steps reasonably necessary to comply with this request. We are also aware that, in connection with our recent public offering, Nextel indicated an interest in purchasing shares of Class A common stock from existing stockholders through a private placement or through open market purchases.

        As of September 30, 2003, there were 251,654,708 shares of Class A and Class B common stock outstanding. As of September 30, 2003, there were outstanding options to purchase a total of 18,815,960 shares of Class A common stock. Our Class A common stock trades on the Nasdaq National Market under the symbol "NXTP."

Preferred Stock

General

        Pursuant to our restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 113,110,000 shares of preferred stock in one or more series and to fix the relative designations, powers, preferences and privileges of the preferred stock, any or all of which may be greater than the rights of the common stock. Of this amount, 13,110,000 shares were designated as Series B preferred stock, which shares were subsequently redeemed by us in November 2003 and cancelled in their entirety. Our board of directors, without stockholder approval, can issue the remaining 100,000,000 shares of preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of us or make removal of our management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the Class A common stock and may adversely affect the voting and other rights of the holders of Class A common stock. We have no present plans to issue any preferred stock.

Certain Obligations Under Our Charter

        The following is a discussion of provisions of our restated certificate of incorporation that, under certain circumstances, allow Nextel WIP, or allow a majority of our Class A stockholders to cause Nextel WIP, to purchase all of our outstanding Class A common stock, including any shares of Class A common stock issuable upon conversion of the notes or otherwise sold in this offering. If that occurs, Nextel WIP can choose to pay for any shares of our Class A common stock in cash, in shares of Nextel common stock, or in a combination of cash and Nextel common stock. If Nextel WIP chooses to pay for Class A common stock in whole or in part with Nextel common stock, Nextel WIP would be required to register such shares of Nextel common stock with the SEC unless an exemption from such registration is available. We believe that registration of common stock of Nextel that may be issued is not required in connection with the offering of the notes or in connection with the issuance of shares of Class A common stock upon conversion of the notes because Nextel WIP has the right to pay for our Class A common stock with cash and there is no certainty that an event giving rise to a purchase possibility will take place. If Nextel WIP purchases all of our Class A common stock, we will cease to be a publicly traded company.

        The following table sets forth the triggering events and the consideration to be paid with regard to the ability of Nextel WIP to purchase all outstanding shares of our Class A common stock:

Triggering Event		Consideration Paid
•	January 29, 2008, subject to certain postponements by our board of directors	•	Fair market value (as defined below), payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•
	If Nextel changes its digital transmission technology, the change is materially adverse to us and Nextel WIP determines not to provide us free of charge the equipment necessary to provide our subscribers with service comparable to what they had been receiving	•	Fair market value, payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•
	If Nextel WIP requires a change in our business, operations or systems, the change is materially adverse to us, Nextel WIP does not subsidize us for the costs of such change and we decline to implement the required change	•	Fair market value, payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•	Termination of our operating agreements with Nextel WIP as a result of our breach	•	80% of the closing price of our Class A common stock on Nasdaq (based on a 20-day trailing average), payable in cash, Nextel stock or a combination of both, at Nextel WIP's option

        If Nextel WIP is able or is required to purchase all of our outstanding Class A common stock for any reason other than as a result of the termination of the operating agreements, then the purchase price will be the fair market value of the Class A common stock. Under our restated certificate of incorporation, "fair market value" is determined by the appraisal process described below, and is defined as the price that a buyer would be willing to pay for all of our outstanding capital stock, excluding the Series B preferred stock, in an arm's-length transaction and includes a control premium. In the event of a termination of the operating agreements as a result of our breach, then Nextel WIP has the ability to purchase all of our outstanding Class A common stock for an amount based on 80% of the average closing price on the Nasdaq National Market of our Class A common stock for the 20 trading days prior to the date of termination.

        The following table sets forth the triggering events and the consideration to be paid with regard to the ability of a majority of the holders of our Class A common stock to cause Nextel WIP to purchase all outstanding Class A common stock. If a triggering event occurs and a majority of our Class A common stockholders determine to require Nextel WIP to purchase all of our outstanding Class A common stock, all holders of Class A common stock, including purchasers in this offering who have purchased Class A common stock or who have converted their notes into shares of Class A common stock, will be required to sell their shares to Nextel WIP. We currently have no majority stockholder.

Triggering Event		Consideration Paid
•	Change of control of Nextel	•	Fair market value, payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•
	If we do not implement a change in our business, operations or systems required by Nextel WIP, the change is materially adverse to us, and our board of directors provides non-Nextel affiliated stockholders with the opportunity to require Nextel WIP to buy their shares of Class A common stock and a majority of the stockholders vote to do so	•	Investment formula price (as defined below), payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•	Termination of our operating agreements with Nextel WIP as a result of a breach by Nextel WIP	•	120% of the closing price of our Class A common stock on Nasdaq (based on a 20-day trailing average), payable in cash, Nextel stock or a combination of both, at Nextel WIP's option

        If the event giving rise to the stockholders' right to cause Nextel WIP to buy all of the outstanding shares of Class A common stock:

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  is a change in control of Nextel, the purchase price that Nextel WIP is required to pay for shares of Class A common stock is the fair market value of the Class A common stock, as determined by the appraisal process described below;

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  is the election of a majority of our non-Nextel stockholders to require Nextel WIP to buy all shares of Class A common stock after our failure to implement changes in our business, operations or systems required by Nextel WIP, the purchase price that Nextel WIP is required to pay is the "investment formula price," which means an amount that would equal a 20% rate of return on each tranche of invested capital in us, from the date of each contribution, whether contributed in cash or in kind, through the purchase date, which value is divided over all our capital stock; or

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  is the termination of our operating agreement with Nextel WIP as a result of a breach by Nextel WIP, the purchase price that Nextel WIP is required to pay for shares of Class A common stock is an amount based on 120% of the average closing price on the Nasdaq National Market of our Class A common stock for the 20 trading days prior to the date of termination.

        Redemption Alternative.    If Nextel WIP elects to purchase or is required to purchase our shares pursuant to our restated certificate of incorporation, Nextel WIP is entitled to cause the transaction to be effected as a redemption by us of the Class A common stock, provided that Nextel WIP shall be required to fund such redemption.

        Appraisal and Challenge Process.    When the fair market value of our Class A common stock is to be determined using an appraisal, our restated certificate of incorporation sets out a procedure binding on all of our stockholders. Our board first selects a nationally recognized investment bank or appraiser and then Nextel WIP selects one. If the higher of the two values determined by these two appraisers is more than 110% of the lower value, a third appraiser will be asked to value us. In any event, the final fair market value that Nextel WIP must pay will be between the values determined by the first two appraisers.

        Our restated certificate of incorporation also allows either Nextel WIP or our stockholders to challenge the value determined by the appraisers. Our restated certificate of incorporation sets a floor and a ceiling, binding on both Nextel WIP and all other stockholders, for the price to be paid if there is a challenge. The maximum value that can result from a challenge to the appraisal value is a value equal to a 30% rate of return on each tranche of capital invested in us. The lowest price that could result from a challenge would be a value that would equal a 10% rate of return on each tranche of capital invested in us. Any stockholder that joins the challenge is bound by the results of the challenge process and receives the value so determined, not the value determined by the appraiser.

        In any purchase by Nextel WIP of all of our outstanding stock, stockholders will not otherwise be entitled to any statutory appraisal rights under Delaware law.

        Right/Obligation to Participate in Sale by Nextel WIP and Nextel.    Holders of our Class A common stock also have the right and/or obligation to participate in any sale by Nextel WIP of all of its shares of our capital stock to a third party occurring after January 29, 2011. Pursuant to the amended and restated shareholders' agreement, prior to January 29, 2011, Nextel WIP cannot transfer its shares of our capital stock to a third party. Thereafter, if the holders of a majority of the Class A common stock elect to participate in such sale, then pursuant to our restated certificate of incorporation, all holders of Class A common stock, including purchasers in this offering who have purchased Class A common stock or who have converted their notes into shares of Class A common stock, will be required to participate.

        Share Legend.    Certificates for Class A common stock are required by our restated certificate of incorporation to bear the following legend:

        The Class A common stock evidenced hereby is subject to provisions of the corporation's restated certificate of incorporation that allow an entity to purchase or cause the corporation to redeem all of the outstanding Class A common stock or allow a majority of the Class A common stockholders to cause such entity to purchase or cause the corporation to redeem all of the outstanding Class A common stock, in each such instance at a purchase price determined in accordance with the provisions of the restated certificate of incorporation. Copies of the restated certificate of incorporation are available at the principal office of the corporation and will be furnished without cost to stockholders on request.

Registration Rights

        Pursuant to our amended and restated shareholders' agreement, entities affiliated with DLJ Merchant Banking and MDP were granted the following registration rights with respect to their registrable securities, as defined in the amended and restated shareholders' agreement, provided in each case that the aggregate proceeds from the sale of the amount of securities demanded to be registered must be expected to exceed $50,000,000:

  •
  DLJ Merchant Banking and MDP were granted the right to demand one registration, at our expense, of up to all of their shares so long as DLJ Merchant Bank and its affiliated entities hold securities eligible for registration that equal at least 5% of our outstanding common stock at the time of demand, assuming conversion of any outstanding warrants, options and convertible stock; and

  •
  DLJ Merchant Banking and MDP may demand a second and third registration, at DLJ Merchant Banking's expense, so long as DLJ Merchant Banking and its affiliated entities hold securities eligible for registration that equal at least an aggregate of 2.5% of our outstanding common stock at the time of demand, assuming conversion of any outstanding warrants, options and convertible stock.

If DLJ Merchant Banking or MDP exercises any of their demand rights, all of the other eligible parties to our amended and restated shareholders' agreement and the eligible parties to our registration rights agreement would be entitled to include their shares in such registration, subject to cutback by the underwriters in any underwritten offering.

        Additionally, under the terms of the amended and restated shareholders' agreement and registration rights agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the eligible parties to the amended and restated shareholders' agreement and registration rights agreement are entitled to notice of the registration and to include their shares of common stock in the registration at our expense. All of these registration rights are subject to the right of the underwriters of the offering to limit the number of shares included in such registration. MDP has elected to include its shares of Class A common stock in this registration statement.

Selected Anti-Takeover Matters

        Restated Certificate of Incorporation and Bylaw Provisions.    Our restated certificate of incorporation and bylaws include provisions that may have the effect of deterring, delaying or preventing a change of control of us. Our bylaws provide that special meetings of our stockholders may only be called by our board of directors, president or holders of not less than 50% of our outstanding capital stock, which could delay or prevent such meetings from taking place altogether.

        Our restated certificate of incorporation provides for 113,110,000 authorized shares of preferred stock and grants our board of directors broad power to establish the rights and preferences of authorized and unissued, or "blank check," preferred stock. Only 13,110,000 shares of preferred stock are designated and issued, and, thus, we have 100,000,000 authorized shares of "blank check" preferred stock remaining. Preferred shares repurchased or redeemed by us may be reissued. The existence of authorized but unissued preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control over us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. The issuance of shares of preferred stock pursuant to our board of directors' authority described above could have the effect of delaying, deferring or preventing a change in control of us.

        Shareholders' and Operating Agreement Provisions.    Certain provisions of the amended and restated shareholders' agreement may also have the effect of deterring, delaying or preventing a change of control of us. These include rights of first offer and first refusal among the parties to that agreement, restrictions on any such party transferring their shares to a telecommunications company or a person or entity controlling a telecommunications company, and agreements of the parties, other than DLJ Merchant Banking, to vote for certain designees to serve on our board.

        The approval rights granted to the Nextel WIP designee on our board, as well as certain rights granted to Nextel WIP, could also have these effects. For example, among other things, if a business transaction or combination would broaden our business, it would require approval by Nextel WIP and its designee on our board.

        Delaware Anti-Takeover Law.    Section 203 of the Delaware General Corporation Law prohibits certain "business combination" transactions between a Delaware corporation and any "interested stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years after the date on which such stockholder became an interested stockholder, unless:

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  the board of directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

  •
  on or subsequent to the date on which such stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.

        Under Delaware law, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Section 203 does not apply, however, to those stockholders who owned 15% or more of our voting stock prior to our initial public offering.

        FCC-Related Redemption Rights.    Our restated certificate of incorporation allows us to redeem shares of our stock from any stockholder in order to maintain compliance with applicable federal and state telecommunications laws and regulations.

        Transfer Agent and Registrar.    The transfer agent and registrar for our common stock is Mellon Investor Services, LLC. The transfer agent's address is 520 Pike Street, Suite 1220, Seattle, Washington 98101, and its telephone number is (206) 674-3033.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

        The following is a summary of the material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and Class A common stock acquired upon the conversion of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation, possibly with retroactive effect. Except as specifically discussed below with regard to non-U.S. holders (as defined below), this summary applies only to U.S. holders (as defined below) that are beneficial owners of the notes and Class A common stock acquired upon the conversion of the notes and that will hold the notes and Class A common stock acquired upon the conversion of the notes as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")).

        For purposes of this summary, the term "U.S. holders" means beneficial owners of notes and Class A common stock acquired upon conversion of the notes that are, for U.S. federal income tax purposes, (1) individual citizens or residents of the U.S., including an alien individual who is a lawful permanent resident of the U.S. or who meets the substantial presence residency test under the federal income tax laws, (2) corporations or partnerships (including any entity treated as a corporation or a partnership for U.S. tax purposes) created or organized in or under the laws of the U.S., any State of the United States or the District of Columbia, (3) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (4) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons. Beneficial owners of notes and Class A common stock acquired upon conversion of the notes other than U.S. holders ("non-U.S. holders") are subject to special U.S. federal income tax considerations, some of which are discussed below.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or Class A common stock acquired upon the conversion of the notes, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes or Class A common stock acquired upon the conversion of the notes that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the Class A common stock acquired upon the conversion of the notes.

        This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules such as (1) banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, (2) S corporations, (3) holders subject to the alternative minimum tax, (4) tax-exempt organizations, (5) insurance companies, (6) foreign persons or entities (except to the extent specifically set forth below), (7) U.S. expatriates, (8) brokers or dealers in securities or currencies, (9) U.S. holders whose "functional currency" is not the U.S. dollar, or (10) persons that will hold the notes as a position in a hedging transaction, "straddle" or "conversion transaction" (as defined for U.S. tax purposes) or persons deemed to sell the notes or Class A common stock under the constructive sale provisions of the Code.

        This summary discusses the tax considerations applicable to the initial purchasers of the notes who purchase the notes at their "issue price" as defined in Section 1273 of the Code and the regulations thereunder and does not discuss the tax considerations applicable to subsequent purchasers of the notes. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws (except as set forth below with respect to non-U.S. holders) or the tax laws of any applicable foreign, state, local or other jurisdiction. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for U.S. federal income tax purposes.

        INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

Taxation of Interest

        Interest paid on the notes will be included in the income of a U.S. holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest income to be recognized by the holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. The failure by us to file or cause to be declared effective a shelf registration statement as described under "Description of Notes—Registration Rights of the Noteholders" may result in the payment of predetermined liquidated damages in the manner described in that section of this prospectus. We believe that the likelihood of a liquidated damages payment with respect to the notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any note. Our determination that the likelihood of such payment is remote is binding on a U.S. holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. holder might be required to accrue income on its notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingency. In the event that we pay liquidated damages on the notes, U.S. holders will be required to take such amounts into income.

Sale, Exchange or Redemption of the Notes

        Upon the sale, exchange (other than a conversion) or redemption of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (2) such holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by some noncorporate U.S. holders, including individuals, will generally be subject to taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

        A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into Class A common stock except with respect to cash received in lieu of a fractional share of Class A common stock. Cash received in lieu of a fractional share of Class A common stock upon conversion will be treated as a payment in exchange for the fractional share of Class A common stock. Accordingly, the receipt of cash in lieu of a fractional share of Class A common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

        A U.S. holder's tax basis in the Class A common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Class A common stock received on conversion will generally include the holding period of the note converted.

Distributions on Class A Common Stock

        Distributions, if any, made on the Class A common stock after a conversion generally will be included in the income of a U.S. holder as dividend income to the extent of our current or accumulated earnings and profits. The U.S. federal income tax rate currently applicable to dividends is the same reduced tax rate applicable to long-term capital gains. A dividend distribution to a corporate U.S. holder may qualify for a dividends-received deduction; however, certain holding period requirements, taxable income and other limitations may apply. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital that reduces the U.S. holder's basis in the Class A common stock dollar-for-dollar until the basis has been reduced to zero, and thereafter as capital gain.

Constructive Dividends

        Holders of convertible debt instruments such as the notes may, in some circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted (or, in certain circumstances, if there is a failure to make an adjustment to the conversion price) and the adjustment results in an increase in the holder's proportionate interest in our earnings and profits or assets. However, adjustments to the conversion price made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be considered to result in a constructive distribution of stock. Some of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, U.S. holders of notes generally will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. A holder's tax basis in a note, however, generally will be increased by the amount of any constructive dividend included in taxable income. In addition, in some circumstances, an adjustment or the failure to provide for an adjustment to the conversion price of the notes may result in taxable dividend income to the holders of Class A common stock.

Sale, Exchange or Redemption of Class A Common Stock

        Upon the sale, exchange or redemption of Class A common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such U.S. holder's adjusted tax basis in the Class A common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the Class A common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by some non-corporate U.S. holders, including individuals, will generally be subject to taxation at reduced rates. A U.S. holder's basis and holding period in Class A common stock received upon conversion of a note are determined as discussed above under "Description of Notes—Conversion of Notes." The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

        Backup withholding of U.S. federal income tax may apply to payments pursuant to the terms of a note or Class A common stock and to proceeds received upon the sale, exchange, redemption, retirement or other disposition of the notes or Class A common stock to a U.S. holder that is not an "exempt recipient" and that fails to provide required identifying information (such as the holder's U.S. taxpayer identification number, or "TIN") in the manner required. Generally, individuals are not exempt recipients. Corporations are generally exempt recipients, whereas other entities may not be exempt recipients. Payments made in respect of a note or Class A common stock must be reported to the IRS, unless the U.S. holder is an exempt recipient or an exemption otherwise applies. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a refund or credit against the holder's U.S. federal income tax, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

        In general, subject to the discussion below concerning backup withholding:

Taxation of Interest

        Payments of interest on the notes by us or any paying agent to a non-U.S. holder generally will not be subject to U.S. withholding tax, provided that (1) such non-U.S. holder does not own, actually or constructively pursuant to the conversion feature of the notes or otherwise, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, (2) such non-U.S. holder is not a "controlled foreign corporation" within the meaning of Section 957(a) of the Code with respect to which we are a "related person" within the meaning of Section 864(d)(4) of the Code, (3) such non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (4) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder are satisfied.

        To satisfy the certification requirements referred to in (4) above, Sections 871(h) and 881(c) of the Code and the Treasury Regulations thereunder require that either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-U.S. holder and must provide such owner's name and address on Form W-8BEN (or a suitable substitute form) or (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that a Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner or a qualifying intermediary and must furnish the payor with a copy thereof.

        Interest on notes not excluded from U.S. withholding tax as described above and not effectively connected with a U.S. trade or business generally will be subject to U.S. withholding tax at a 30 percent rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax. In order to claim exemption from withholding because the interest is effectively connected with the conduct of a trade or business in the U.S. or to claim the benefit of a tax treaty, a non-U.S. holder must provide us with a properly executed Form W-8ECI (or a suitable successor form), in the case of effectively connected income, or a Form W-8BEN (or a suitable successor form), in the case of treaty benefits.

Sale, Exchange or Redemption of the Notes or Class A Common Stock

        A non-U.S. holder of a note or Class A common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or redemption of such note or common stock unless

(1) such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and other required conditions are met, (2) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, if an applicable U.S. income tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder, or (3) in certain circumstances, if we are, or have been at any time within the shorter of the five-year period preceding such sale or other disposition or the period such non-U.S. holder held the Class A common stock or note, a U.S. real property holding corporation (a "USRPHC") within the meaning of Section 897(c)(2) of the Code for U.S. federal income tax purposes. We do not believe that we are currently a USRPHC or that we will become one in the future.

Conversion of the Notes

        A non-U.S. holder generally should not be subject to U.S. federal income tax on the conversion of a note into Class A common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale, exchange or redemption of a note or Class A common stock. See "—Non-U.S. Holders—Sale, Exchange or Redemption of the Notes or Class A Common Stock" above.

Distributions on Class A Common Stock

        Distributions on Class A common stock after conversion will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on Class A common stock held by a non-U.S. holder generally will be subject to U.S. withholding tax at a 30 percent rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax or where the dividends are effectively connected with the holder's conduct of a trade or business in the U.S. and are taxable as described below. In order to claim a reduction or exemption from withholding under the foregoing rules, a non-U.S. holder will be required to meet the certification requirements described in the final paragraph of "—Non-U.S. Holders—Taxation of Interest" above.

        Distributions in excess of our current and accumulated earnings and profits as determined under U.S. federal income tax principles will be treated as a non-taxable return of capital that reduces the non-U.S. holder's basis in the Class A common stock dollar-for-dollar until the basis has been reduced to zero, and thereafter as capital gain. Such capital gain will generally not be taxable to a non-U.S. holder except under the circumstances described above under "—Non-U.S. Holders—Sale, Exchange or Redemption of the Notes or Class A Common Stock."

        The conversion rate of the notes is subject to adjustment in some circumstances. Any such adjustment or failure to make an adjustment could, in some circumstances, give rise to a deemed distribution to non-U.S. holders of the notes or Class A common stock that is taxable as a dividend to the extent of our current or accumulated earnings and profits. See "—U.S. Holders—Distributions on Class A Common Stock" above. In such case, the deemed distribution would be subject to the rules described above regarding U.S. withholding tax on dividends.

Income or Gains Effectively Connected With A U.S. Trade or Business

        If a non-U.S. holder of a note or Class A common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the Class A common stock, or gain realized on the sale, exchange or other disposition of the note or Class A common stock is effectively connected with the conduct of such trade or business (and, if an applicable U.S. income tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder), the non-U.S. holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain in the same manner as if it were a U.S. holder. The non-U.S. holder will be required, under applicable Treasury Regulations, to provide us with a properly executed IRS Form W-8ECI or successor form in order to claim an exemption from U.S. withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

U.S. Federal Estate Tax

        A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax with respect to the note if the individual did not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Class A common stock held by an individual, actually or constructively, who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise provides.

Backup Withholding and Information Reporting

        A non-U.S. holder may have to comply with specific certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding tax requirements with respect to payments of principal and interest on the notes, payments of dividends on the Class A common stock, and payments of the proceeds of the disposition of notes or Class A common stock. In addition, we must report annually to the IRS and to each non-U.S. holder the amount of interest and any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder of a note or Class A common stock will be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders of the notes or Class A common stock should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining any available exemption.

        THE PRECEDING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR CLASS A COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE UNITED STATES FEDERAL ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR CLASS A COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale of the notes and the Class A common stock offered by this prospectus. The notes and the Class A common stock may be sold from time to time to purchasers:

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  directly by the security holders; or

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  through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the notes and the Class A common stock.

        Unless otherwise permitted by law, if the notes or Class A common stock are to be sold by pledgees, donees or transferees of, or other successors in interest to, the selling security holders, then we must distribute a prospectus supplement and/or an amendment to the registration statement of which this prospectus is a part under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

        The selling security holders and any such broker-dealers or agents who participate in the distribution of the notes and the Class A common stock may be deemed to be "underwriters." As a result, any profits on the sale of the Class A common stock by selling security holders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling security holders were deemed to be underwriters, the selling security holders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        If the notes and the Class A common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent's commissions.

        The notes and the Class A common stock may be sold in one or more transactions at:

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  fixed prices;

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  prevailing market prices at the time of sale;

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  varying prices determined at the time of sale; or

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  negotiated prices.

        These sales may be effected in transactions:

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  on any national securities exchange or quotation service on which the notes and Class A common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the Class A common stock;

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  in the over-the-counter market;

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  in private transactions and transactions otherwise than on such exchanges or services or in the over-the-counter market; or

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  through the writing of options.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

        In connection with the sales of the notes and the Class A common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the Class A common stock in the course of hedging their positions. The selling security holders may also sell the notes and the Class A common stock short and deliver notes and the Class A common stock to close out short positions, or loan or pledge notes and the Class A common stock to broker-dealers that, in turn, may sell the notes and the Class A common stock.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes or the Class A common stock by the selling security holders. Selling security holders may decide not to sell all or a portion of the notes or the Class A common stock offered by them pursuant to this prospectus or may decide not to sell notes or the Class A common stock under this prospectus. In addition, any selling security holder may transfer, devise or give the notes or the Class A common stock by other means not described in this prospectus. Any notes or Class A common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

        Our Class A common stock is listed on the Nasdaq National Market under the symbol "NXTP." We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. The notes originally issued in the private placement are eligible for trading on the PORTAL market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

        In order to comply with the securities laws of some states, if applicable, the notes and the Class A common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualifications requirements is available and secured.

        The selling security holders and any other persons participating in the distribution of the notes or the Class A common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the Class A common stock by the selling security holders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the Class A common stock to engage in market-making activities with respect to the particular notes and Class A common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the Class A common stock and the ability to engage in market-making activities with respect to the notes and the Class A common stock.

        Under the registration rights agreement and the amended and restated shareholders' agreement, we and the selling securityholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, and will be entitled to contribution in connection with these liabilities.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the Class A common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

        Legal matters with respect to the validity of the securities being offered hereby will be passed upon for us by Summit Law Group, PLLC, Seattle, Washington. Certain other legal matters will be passed upon for us by our special tax counsel, Davis Wright Tremaine LLP, Seattle, Washington.

EXPERTS

        The consolidated financial statements of Nextel Partners, Inc. as of December 31, 2002, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to the audit of the disclosures added to revise the 2001 and 2000 consolidated financial statements to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by us as of January 1, 2002, as more fully described in Note 1 to the consolidated financial statements. However, KPMG LLP was not engaged to audit, review or apply any procedures to the 2001 and 2000 consolidated financial statements other than with respect to such disclosures.

        The consolidated financial statements of Nextel Partners, Inc. and subsidiaries for the years ended December 31, 2000 and 2001 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Arthur Andersen has not consented to the inclusion or incorporation of their report in the registration statement and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the inclusion or incorporation of their report in the registration statement, it may become more difficult for you to seek remedies against Arthur Andersen in connection with any material misstatement or omission that may be contained in our consolidated financial statements and schedules for such periods. In particular, and without limitation, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

        You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site http://www.sec.gov that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

        This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC relating to the notes and the Class A common stock. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules as permitted by the rules and regulations of the SEC. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its website.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of the offering of the notes and common stock under this prospectus will automatically update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC:

Our SEC Filings	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2002, filed on March 27, 2003
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003, filed on May 13, 2003
Quarterly Report on Form 10-Q	Quarter ended June 30, 2003, filed on August 14, 2003
Quarterly Report on Form 10-Q	Quarter ended September 30, 2003, filed on November 7, 2003
Current Reports on Form 8-K
Filed on May 6, 2003, May 8, 2003, June 6, 2003, June 12, 2003, June 17, 2003, June 23, 2003, July 3, 2003, July 21, 2003, July 24, 2003, July 30, 2003 (two item 5 reports only), October 30, 2003, November 12, 2003, November 14, 2003 and November 21, 2003.

The description of our Class A common stock contained in our registration statement on Form 8-A pursuant to Section 12(g) of the Exchange Act, and any amendment or report filed for the purpose of updating this description.	Filed on February 22, 2000

Proxy statement, with respect to the information required by Items 401 (management), 402 (executive compensation), 403 (securities ownership) and 404 (certain relationships and related transactions) of Regulation S-K promulgated under the Securities Act and Exchange Act	Annual Meeting held on May 8, 2003; filed on April 10, 2003
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (other than current reports furnished under Item 9 or Item 12 of Form 8-K)	After the date of this prospectus and prior to the end of the offering of the notes and Class A common stock under this prospectus

        Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

        You may request a copy of each document incorporated by reference in this prospectus at no cost, by writing or calling us at the following address or telephone number:

Nextel Partners, Inc.
4500 Carillon Point
Kirkland, Washington 98033
Attention: Investor Relations
Telephone: (425) 576-3600

        Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

        The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision.

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Prospectus Supplement
Base Prospectus
Summary
The Offering
SUPPLEMENTAL RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
SELLING SECURITY HOLDER
CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS OF CLASS A COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
INCORPORATION BY REFERENCE

SUMMARY
RATIO OF EARNINGS TO FIXED CHARGES
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SECURITY HOLDERS
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE